FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of Diana Shipping Inc’s annual report for the year ended December 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: June 12, 2023	By:	/s/ Anastassis Margaronis
Anastassis Margaronis
President

Exhibit 99.1

DIANA SHIPPING INC.

ANNUAL REPORT 2022

42	4.9	1,020	22.4
vessels in the water	mm dwt fleet capacity	people across sea & ashore	mm tones of cargo carried


DIANA SHIPPING INC.

www.dianashippinginc.com



Corporate Profile

Diana Shipping Inc. (NYSE: DSX) is a global provider of shipping transportation services. We specialize in the ownership and bareboat charter-in of dry bulk vessels. As of May 22, 2023, our fleet consists of 42 dry bulk vessels: 4 Newcastlemax, 10 Capesize, 5 Post-Panamax, 6 Kamsarmax, 7 Panamax and 10 Ultramax (including a partial interest through a joint venture arrangement in one Ultramax). As of the same date, the combined carrying capacity of our fleet is approximately 4.7 million dwt with a weighted average age of 10.08 years.

Our fleet is managed by our wholly-owned subsidiary Diana Shipping Services S.A., and our established 50/50 joint venture with Wilhelmsen Ship Management named Diana Wilhelmsen Management Limited.

Among the distinguishing strengths that we believe provide us with a competitive advantage in the dry bulk shipping industry are the following:

- We own and bareboat charter-in a modern, high quality fleet of dry bulk carriers.
- Our fleet includes groups of sister ships, providing operational and scheduling flexibility, as well as cost efficiencies.
- We have an experienced management team.
- We benefit from the experience and reputation of Diana Shipping Services S.A. and the relationship with Wilhelmsen Ship Management through the Diana Wilhelmsen Management Limited joint venture.
- We benefit from strong relationships with members of the shipping and financial industries.
- We have a strong balance sheet and a low level of indebtedness.

Our main objective is to manage and expand our fleet in a manner that will enable us to enhance shareholder value. To accomplish this objective, we intend to pursue highly focused business strategies, including: maintaining a high quality fleet; strategically expanding the size of our fleet; pursuing an appropriate balance of short-term and long-term time charters; maintaining a strong balance sheet; and maintaining low cost, highly efficient operations. In addition, we intend to capitalize on our reputation for high standards of performance, reliability and safety to establish and maintain relationships with major international charterers and financial institutions.



Diana Shipping Inc. Fleet List

Panamax Gearless Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
DSI Phoenix	60,456	2017
DSI Pollux	60,446	2015
DSI Pyxis	60,362	2018
DSI Polaris	60,404	2018
DSI Pegasus	60,508	2015
DSI Aquarius	60,309	2016
DSI Aquila	60,309	2015
DSI Altair	60,309	2016
DSI Andromeda*	60,309	2016
DSI Drammen**	60,309	2016
Panamax Gearless Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
Artemis	76,942	2006
Leto	81,297	2010
Selina	75,,700	2010
Maera	75,403	2013
Ismene	77,901	2013
Crystalia	77,525	2014
Atalandi	77,529	2014
Kamsarmax Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
Maia	82,193	2009
Myrsini	82,117	2010
Medusa	82,194	2010
Myrto	82,131	2013
Astarte	81,513	2013
Leonidas P. C.	82,165	2011
Post-Panamax Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
Alcmene	93,193	2010
Amphitrite	98,697	2012
Polymnia	98,704	2012
Electra	87,150	2013
Phaidra	87,146	2013
Capesize Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
Florida*	182,063	2022
Semirio	174,261	2007
Boston	177,828	2007
Houston	177,729	2009
New York	177,773	2010
Seattle	179,362	2011
P. S. Palios	179,134	2013
G. P. Zafirakis	179,492	2014
Santa Barbara*	179,426	2015
New Orleans*	180,960	2015
Newcastlemax Bulk Carriers		
Name of Vessel	Size (deadweight tons)	Year Built
Los Angeles	206,104	2012
Philadelphia	206,040	2012
San Francisco	208,006	2017
Newport News	208,021	2017

*Bareboat chartered-in.
**Maintaining 25% of the partnership interest
***Built jointly with Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd



Builder	Classification Society
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Mitsui Engineering & Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Japan Marine United Corporation	Nippon Kaiji Kyokai
Imabari Shipbuilding, Japan Shipyard	Nippon Kaiji Kyokai
Builder	Classification Society
Namura Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Universal Shipbuilding Corp.	American Bureau of Shipping
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas
Jiangnan Shipyard (Group) Co., Ltd.	Det Norske Veritas - Germanischer Lloyd
Jiangnan Shipyard (Group) Co., Ltd.	Det Norske Veritas - Germanischer Lloyd /China Classification Society
Jiangnan Shipyard (Group) Co., Ltd.	Det Norske Veritas - Germanischer Lloyd /China Classification Society
Builder	Classification Society
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Tsuneishi Shipbuilding Co., Ltd.	Bureau Veritas
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Daewoo Shipbuilding & Marine Engineering Co. Ltd	American Bureau of Shipping
Tsuneishi Shipbuilding Co., Ltd.	Nippon Kaiji Kyokai
Builder	Classification Society
Jiangsu New Yangzi Shipbuilding Co. Ltd	Bureau Veritas
Tsuneishi Group (Zhoushan) Shipbuilding Inc.	Nippon Kaiji Kyokai
Tsuneishi Group (Zhoushan) Shipbuilding Inc.	Nippon Kaiji Kyokai
Hudong-Zhongua Shipbuilding (Group) Co., Ltd.	China Classification Society
Hudong-Zhongua Shipbuilding (Group) Co., Ltd.	American Bureau of Shipping
Builder	Classification Society
Namura Shipbuilding Co., Ltd	Nippon Kaiji Kyokai
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	Bureau Veritas
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	Bureau Veritas
Shanghai Waigaoqiao Shipbuilding Co., Ltd.***	Bureau Veritas
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	Bureau Veritas
Hyundai Heavy Industries Co., Ltd	Nippon Kaiji Kyokai
Hyundai Heavy Industries Co., Ltd	Bureau Veritas
Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd	China Classification Society
Qingdao Beihai Shipbuilding Heavy Industry Co., Ltd	China Classification Society
Shanghai Waigaoqiao Shipbuilding Co., Ltd.	American Bureau of Shipping/China Classification Society
Builder	Classification Society
Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.	Bureau Veritas/China Classification Society
Shanghai Jiangnan-Changxing Shipbuilding Co., Ltd.	Bureau Veritas/China Classification Society
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas/China Classification Society
Jiangnan Shipyard (Group) Co., Ltd.	Bureau Veritas/China Classification Society

May 22, 2023







DIANA SHIPPING INC.

TABLE OF CONTENTS



LETTER TO SHAREHOLDERS

In 2022, Diana Shipping Inc. successfully navigated the turbulence of an uncertain global economic and geopolitical environment and delivered a financial and operating performance distinguished by strong, profitable growth. We took decisive actions to reward our shareholders through our dividend policies, while also continuing to invest in the future through expansion and modernization of our fleet.

With respect to our financial results, net income increased to $119.1 million for 2022, compared to net income of $57.4 million for 2021, while net income attributed to common shareholders increased to $113.3 million for 2022, from $51.6 million for 2021. Earnings per share for 2022 amounted to $1.42 basic and $1.36 diluted, compared to earnings per share of $0.64 basic and $0.61 diluted in 2021.

Time charter revenues rose to $290.0 million in 2022, compared to $214.2 million in 2021. Reflecting our well-established and disciplined chartering strategy, as well as market conditions, our daily average time charter equivalent (TCE) rate increased to $22,735 in 2022, from $15,759 in 2021. As of March 17, 2023 our chartering strategy has enabled the Company to secure approximately $200 million of contracted revenues for full year 2023, representing 75% contracted coverage, and approximately $40 million of contracted revenues, or 14% of the available ownership days, for the entire year of 2024.

As of December 31, 2022, the Company's cash, cash equivalents and restricted cash amounted to $97.4 million and $46.5 million in short term time deposits.

Enhancing Shareholder Value

Our strong performance enabled us to take a series of actions designed to enhance shareholder value. The Company paid four consecutive cash dividends in 2022, totaling $0.90 per common share. In addition, for the first time since our public listing, we have provided guidance of our intention to declare a quarterly cash dividend of at least $0.15 per common share for the duration of 2023.

In addition, Diana Shipping Inc. declared a special stock dividend consisting of all Series D Convertible Preferred Shares of OceanPal Inc., held by the Company, which was paid in December 2022. A subsequent special stock dividend, in the form of additional OceanPal Inc. Series D Convertible Preferred Shares, was declared in February 2023 and is expected to be paid in May 2023. We believe that the combination of the cash dividend policy and the in-kind stock dividends reflects our commitment to reward our shareholders when conditions permit.

Maintaining a Modern Fleet

Operating a modern and efficient fleet has been a hallmark of Diana Shipping Inc.'s strategy. We took a major step in this direction in August 2022, announcing an agreement, through separate wholly-owned subsidiaries, to acquire nine modern Ultramax dry bulk vessels built between 2015 and 2018 from an unaffiliated third party. The nine vessels were delivered to us during the fourth quarter of 2022 and early 2023. We announced the acquisition of a tenth Ultramax vessel in February 2023, which we took delivery of earlier this year.

In connection with our fleet renewal efforts, several older vessels were sold during the past year. As a result, our fleet now consists of 42 dry bulk vessels (4 Newcastlemax, 10 Capesize, 5 Post-Panamax, 6 Kamsarmax, 7 Panamax and 10 Ultramax). The combined carrying capacity of our fleet is approximately 4.7 million dwt with a weighted average age of 10.04 years.

Pursuing Sound ESG Practices

Diana Shipping Inc. is deeply committed to maintaining a responsible approach to environmental, social and governance (ESG) issues. We believe that sound ESG policies and practices not only affect the well-being of people, institutions and society, but can benefit our own financial, operational and value creation strategy.

Among our initiatives in this regard, the Company is a signatory of the "Call to Action for Shipping Decarbonization", reflecting our commitment to support the environmental efforts of the shipping industry. We are also working to achieve those aspects of the United Nations Sustainable Development Goals (SDGs) that are relevant to our operations. An effort is underway to renew our fleet with more efficient vessels, which has resulted in a reduction in Greenhouse Gas (GHG) emissions. With respect to social and governance matters, we remain committed to creating an inclusive organization that welcomes the skills and contributions of people with diverse backgrounds and perspectives. And we continue to emphasize the obligation of all Diana Shipping Inc. employees to abide by the highest legal and ethical standards as embodied in our Code of Ethics. We encourage you to read more about our progress in these and other areas in our full ESG Report.

An essential element of sound corporate governance is the supervision of the Company by a qualified and engaged board of directors. In this regard, the size of the board was increased from nine to eleven members, effective February 22, 2023. Mr. Eleftherios Papatrifon transitioned from the role of Chief Operating Officer to a member of the board of directors and an executive committee member, where we will continue to benefit from his deep experience in the shipping industry, asset management, and corporate finance. Ms. Jane Chao, a businessperson with many years of diverse experience in the real estate and hospitality industries, has been named to fill the second vacancy resulting from the increase in the size of the board.

A Strategy of Stability

The macroeconomic and geopolitical environment remains unsettled as we enter 2023. Factors such as the conflict in Ukraine, persistent inflation and high interest rates are likely to continue to create headwinds in the market for shipping services for the near future. In this environment, Diana Shipping Inc. is confidently maintaining the strategy and strengths that have guided our performance to-date: a balanced approach to chartering, a pristine balance sheet, prudent investments in our fleet and a policy of rewarding our shareholders through dividends when market circumstances are in favor.

On behalf of the board of Directors and the entire Diana Shipping Inc. team, we deeply appreciate the continued support of our shareholders and look forward to reporting on the Company's future progress.

Sincerely,

Semiramis Paliou
Director and Chief Executive Officer



This 2022 Annual Report of Diana Shipping Inc. (the "Company") is substantially derived from the Company's 2022 Annual Report filed on Form 20-F with the U.S. Securities and Exchange Commission (the "SEC") on March 27, 2023, which is available on the SEC's website at www.sec.gov. Additional information, including documents filed as exhibits to the Company's Form 20-F, is also available on the SEC's website.

FORWARD - LOOKING STATEMENTS

Matters discussed in this annual report and the documents incorporated by reference may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.

Diana Shipping Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by the Company or on its behalf may include forward-looking statements, which reflect its current views with respect to future events and financial performance, and are not intended to give any assurance as to future results. When used in this document, the words "believe", "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect," "targets," "likely," "would," "could," "seeks," "continue," "possible," "might," "pending," and similar expressions, terms or phrases may identify forward-looking statements.

Please note in this annual report, "we", "us", "our" and "the Company" all refer to Diana Shipping Inc. and its subsidiaries, unless otherwise indicated.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in its records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Such statements reflect the Company's current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. The Company is making investors aware that such forward-looking statements, because they relate to future events, are by their very nature subject to many important factors that could cause actual results to differ materially from those contemplated.

In addition to these important factors and matters discussed elsewhere herein, and under the heading "Item 3. Key Information—D. Risk Factors", described in our 20-F Form filed with the SEC on March 27, 2023 and in the documents incorporated by reference therein, important factors that, in its view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to:

> the strength of world economies;
> fluctuations in currencies and interest rates, and the impact of the discontinuance of the London Interbank Offered Rate for US Dollars, or LIBOR, after June 30, 2023 on any of our debt referencing LIBOR in the interest rate;
> general market conditions, including fluctuations in charter hire rates and vessel values;
> changes in demand in the dry-bulk shipping industry;
> changes in the supply of vessels, including when caused by new newbuilding vessel orders or changes to or terminations of existing orders, and vessel scrapping levels;
> changes in the Company's operating expenses, including bunker prices, crew costs, drydocking and insurance costs;
> the Company's future operating or financial results;
> availability of financing and refinancing and changes to the Company's financial condition and liquidity, including

the Company's ability to pay amounts that it owes and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities and the Company's ability to obtain financing and comply with the restrictions and other covenants in the Company's financing arrangements;

> changes in governmental rules and regulations or actions taken by regulatory authorities;

> potential liability from pending or future litigation;

> compliance with governmental, tax, environmental and safety regulation, any non-compliance with the U.S. Foreign Corrupt Practices Act of 1977 (FCPA) or other applicable regulations relating to bribery;

> the failure of counter parties to fully perform their contracts with the Company;

> the Company's dependence on key personnel;

> adequacy of insurance coverage;

> the volatility of the price of the Company's common shares;

> the Company's incorporation under the laws of the Marshall Islands and the different rights to relief that may be available compared to other countries, including the United States;

> general domestic and international political conditions or labor disruptions;

> the impact of port or canal congestion or disruptions;

> the length and severity of the continuing novel coronavirus (COVID-19) outbreak and its impact in the dry-bulk shipping industry;

> potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; and

> other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC, including those factors discussed in "Item 3. Key Information- D. Risk Factors" in our Form 20-F and the New York Stock Exchange, or the NYSE.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. The Company may also from time to time make forward-looking statements in other documents and reports that are filed with or submitted to the Commission, in other information sent to the Company's security holders, and in other written materials. The Company also cautions that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The Company undertakes no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law.

Operating and Financial Review and Prospects

The following management's discussion and analysis should be read in conjunction with our historical consolidated financial statements and their notes included elsewhere in this annual report. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section entitled "Risk Factors" in our 20-F Form filed with the SEC on March 27, 2023 and elsewhere in this annual report.

A. Operating results

Factors Affecting Our Results of Operations

We believe that our results of operations are affected by the following factors:

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(2) Ownership days are the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(3) Available days are the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels for such events. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

(4) Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5) We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning for such events.

(6) Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions. TCE rate is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(7) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

The following table reflects such factors for the periods indicated:

	As of and for the Year Ended December 31,		
	2022	2021	2020
Fleet Data:			
Average number of vessels (1)	35.4	36.6	40.8
Number of vessels at year-end	42.0	33.0	40.0
Weighted average age of vessels at year-end (in years)	10.2	10.4	10.2
Ownership days (2)	12,924	13,359	14,931
Available days (3)	12,449	13,239	14,318
Operating days (4)	12,306	13,116	14,020
Fleet utilization (5)	98.9 %	99.1 %	97.9 %
Average Daily Results:			
Time charter equivalent (TCE) rate (6)	$ 22,735	$ 15,759	$ 10,910
Daily vessel operating expenses (7)	5,574	5,596	5,750

The following table reflects the calculation of our TCE rates for the periods presented:

	Year Ended December 31,		
	2022	2021	2020
	(in thousands of U.S. dollars, except for TCE rates, which are expressed in U.S. dollars, and available days)		
Time charter revenues	$ 289,972	$ 214,203	$ 169,733
Less: voyage expenses	(6,942)	(5,570)	(13,525)
Time charter equivalent revenues	$ 283,030	$ 208,633	$ 156,208
Available days	12,449	13,239	14,318
Time charter equivalent (TCE) rate	$ 22,735	$ 15,759	$ 10,910

Time Charter Revenues

Our revenues are driven primarily by the number of vessels in our fleet, the number of days during which our vessels operate and the amount of daily charter hire rates that our vessels earn under charters, which, in turn, are affected by a number of factors, including:

> the duration of our charters;
> our decisions relating to vessel acquisitions and disposals;
> the amount of time that we spend positioning our vessels;
> the amount of time that our vessels spend in drydock undergoing repairs;
> maintenance and upgrade work;
> the age, condition and specifications of our vessels;
> levels of supply and demand in the dry bulk shipping industry.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters. Our time charter agreements subject us to counterparty risk. In depressed market conditions, charterers may seek to renegotiate the terms of their existing charter parties or avoid their obligations under those contracts. Should a counterparty fail to honor their obligations under agreements with us, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows. Revenues derived from time charter agreements in 2022 were increased compared to previous years, due to the significant increase in charter rates, despite the decrease in the size of our fleet, evident in the decrease of the average number of vessels. In 2023, we expect the average number of vessels to increase, as currently our fleet consists of 41 vessels, however, due to the decrease of the time charter rates observed in the current market, we expect our revenues in 2023 to decrease compared to 2022.

Voyage Expenses

We incur voyage expenses that mainly include commissions because all of our vessels are employed under time charters that require the charterer to bear voyage expenses such as bunkers (fuel oil), port and canal charges. Although the charterer bears the cost of bunkers, we also have bunker gain or loss deriving from the price differences of bunkers. When a vessel is delivered to a charterer, bunkers are purchased by the charterer and sold back to us on the redelivery of the vessel. Bunker gain, or loss, results when a vessel is redelivered by her charterer and delivered to the next charterer at different bunker prices, or quantities.

We currently pay commissions ranging from 4.75% to 5.00% of the total daily charter hire rate of each charter to unaffiliated ship brokers, in-house brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. In addition, we pay a commission to DWM and to DSS for those vessels for which they provide commercial management services. The commissions paid to DSS are eliminated from our consolidated financial statements as intercompany transactions. For 2023, we expect our voyage expenses to decrease compared to 2022, due to the expected decrease in revenues. The effect of bunker prices cannot be determined, as a gain or loss from bunkers results mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel's previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the cost of spares and consumable stores, tonnage taxes, environmental plan costs and HSQ and vetting. Our vessel operating expenses generally represent fixed costs. Vessel operating expenses have been reduced since 2021 due to the decrease in ownership days. For 2023, we expect our operating expenses to increase compared to 2022, as a result of the average increase of the size of the fleet compared to 2022.

Vessel Depreciation

The cost of our vessels is depreciated on a straight-line basis over the estimated useful life of each vessel. Depreciation is based on the cost of the vessel less its estimated salvage value. We estimate the useful life of our dry bulk vessels to be 25 years from the date of initial delivery from the shipyard, which we believe is common in the dry bulk shipping industry. Furthermore, we estimate the salvage values of our vessels based on historical average prices of the cost of the light-weight ton of vessels being scrapped. During 2021, we sold four vessels in January, March and July of 2021 and in November 2021 we contributed to OceanPal the shares of three ship-owning companies, owning the vessels *Calipso, Protefs and Salt Lake City*. Three of the vessels sold in 2021 were held for sale since 2020, when we agreed to sell them. In 2020, we had agreed to sell two more vessels, for which their sales were concluded in 2020. Following all these transactions, vessel depreciation decreased from 2020 to 2021 and increased again in 2022, as we took delivery of ten vessels and sold one. As of the date of this annual report, we have taken delivery of one Ultramax vessel, we expect to take delivery of one additional Ultramax vessel and we sold two vessels. For 2023, we expect depreciation expense to increase due to the increase in the number of vessels in our fleet.

General and Administrative Expenses

We incur general and administrative expenses which include our onshore related expenses such as payroll expenses of employees, executive officers, directors and consultants, compensation cost of restricted stock awarded to senior management and non-executive directors, traveling, promotional and other expenses of the public company, such as legal and professional expenses and other general expenses. During the last three years, our general and administrative expenses are at the same level with the exception of 2020 which increased due to an accelerated vesting of restricted stocks of board members who resigned and the shares which were awarded to them fully vested on the date of their resignation. For 2023, we expect our general and administrative expenses to increase, due to anticipated increases in payroll and other office expenses. General and administrative expenses are not affected by the size of the fleet. However, they are affected by the exchange rate of Euro to US Dollars, as about half of our administrative expenses are in Euro.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt, senior unsecured bond and finance liabilities. As of December 31, 2022 our aggregate debt amounted to $530.1 million and our finance liabilities amounted to $142.4 million. While our bond and finance liabilities have a fixed interest rate, the loan agreements with our banks have a floating rate based on LIBOR or term SOFR plus a margin. During 2022, we entered into a new loan agreement based on term SOFR, and we will need to transition our existing loan agreements from LIBOR to an alternative reference rate prior to June 2023. As of the date of this report, we do not have any agreements to mitigate our exposure in interest rates and we have not made any agreements with our banks to replace LIBOR, but we are in discussions to do so. To date, we have selected term SOFR to replace LIBOR but, we are not in a position to determine the effect of interest rates on our results of operations and cash flows. Interest rates have started increasing since the beginning of 2022, continue to increase in 2023 and taking into account the increase in the outstanding amount of debt, we expect interest and finance costs in 2023 to increase. We expect to

manage the exposure in interest rates through our regular operating and financing activities.

Lack of Historical Operating Data for Vessels before Their Acquisition

Although vessels are generally acquired free of charter, we have acquired (and may in the future acquire) some vessels with time charters. It is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer's consent and the buyer entering into a separate direct agreement (called a "novation agreement") with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter because it is a separate service agreement between the vessel owner and the charterer.

Where we identify any intangible assets or liabilities associated with the acquisition of a vessel, we record all identified assets or liabilities at fair value. Fair value is determined by reference to market data. We value any asset or liability arising from the market value of the time charters assumed when a vessel is acquired. The amount to be recorded as an asset or liability at the date of vessel delivery is based on the difference between the current fair market value of the charter and the net present value of future contractual cash flows. When the present value of the time charter assumed is greater than the current fair market value of such charter, the difference is recorded as prepaid charter revenue. When the opposite situation occurs, any difference, capped to the vessel's fair value on a charter-free basis, is recorded as deferred revenue. Such assets and liabilities, respectively, are amortized as a reduction of, or an increase in, revenue over the period of the time charter assumed.

When we purchase a vessel and assume or renegotiate a related time charter, among others, we must take the following steps before the vessel will be ready to commence operations:

> obtain the charterer's consent to us as the new owner;
> obtain the charterer's consent to a new technical manager;
> in some cases, obtain the charterer's consent to a new flag for the vessel;
> arrange for a new crew for the vessel, and where the vessel is on charter, in some cases, the crew must be approved by the charterer;
> replace all hired equipment on board, such as gas cylinders and communication equipment;
> negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;
> register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;
> implement a new planned maintenance program for the vessel; and
> ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

When we charter a vessel pursuant to a long-term time charter agreement with varying rates, we recognize revenue on a straight-line basis, equal to the average revenue during the term of the charter.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is mainly comprised of the following elements:

> employment and operation of our vessels; and
> management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels mainly require the following components:

> vessel maintenance and repair;
> crew selection and training;
> vessel spares and stores supply;
> contingency response planning;
> onboard safety procedures auditing;
> accounting;
> vessel insurance arrangement;
> vessel chartering;
> vessel security training and security response plans (ISPS);
> obtaining of ISM certification and audit for each vessel within the six months of taking over a vessel;

> vessel hiring management;
> vessel surveying; and
> vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of our vessels mainly requires the following components:

> management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;
> management of our accounting system and records and financial reporting;
> administration of the legal and regulatory requirements affecting our business and assets; and
> management of the relationships with our service providers and customers.

The principal factors that affect our profitability, cash flows and shareholders' return on investment include:

> rates and periods of charter hire;
> levels of vessel operating expenses;
> depreciation expenses;
> financing costs;
> the effects of COVID-19;
> the war in the Ukraine;
> inflation; and
> fluctuations in foreign exchange rates.

Results of Operations

Year ended December 31, 2022 compared to the year ended December 31, 2021

Time charter revenues. Time charter revenues increased by $75.8 million, or 35%, to $290.0 million in 2022, compared to $214.2 million in 2021. The increase in time charter revenues was due to increased average time charter rates that the Company achieved for its vessels, which increased our TCE rate to $22,735 in 2022 from $15,759 in 2021, representing a 44% increase. This increase was partly offset by decreased operating days during 2022, as compared to last year. Operating days in 2022 were 12,306 compared to 13,116 in 2021, resulting from the decrease in our fleet due to the sale of vessels and increased drydock and off hire days in 2022 compared to last year.

Voyage expenses. Voyage expenses increased by $1.3 million, or 23%, to $6.9 million in 2022 as compared to $5.6 in 2021. This increase was mainly due to commissions, which is the main part of voyage expenses, and which in 2022 increased to $14.4 million compared to $10.8 million in 2021. The increase was partly offset by increased gain on bunkers amounting to $8.1 million in 2022 compared to $6.0 million in 2021. The gain on bunkers was mainly due to the difference in the price of bunkers paid by the Company to the charterers on the redelivery of the vessels from the charterers under the previous charter party agreement and the price of bunkers paid by charterers to the Company on the delivery of the same vessels to their charterers under new charter party agreements.

Vessel operating expenses. Vessel operating expenses decreased by $2.8 million, or 4%, to $72.0 million in 2022 compared to $74.8 million in 2021. The decrease in operating expenses is attributable to the decrease in ownership days in 2022, as a result of the sale of vessels last year and OceanPal's spinoff and the sale of one additional vessel in 2022. The acquisition of eight vessels in the fourth quarter of 2022 was not enough to balance the size of the fleet. Operating expenses also decreased due to decreased crew costs, spares and other consumables. The decrease was partly offset by increased insurance costs due to increased premiums, taxes and environmental and health, safety and vetting expenses. Total daily operating expenses were $5,574 in 2022 compared to $5,596 in 2021.

Depreciation and amortization of deferred charges. Depreciation and amortization of deferred charges increased by $2.8 million, or 7%, to $43.3 million in 2022, compared to $40.5 million in 2021. This increase was due to the acquisition of ten vessels during 2022, as noted above, and was partly offset due to the sale of vessels in 2021, the vessels contributed to OceanPal in a spinoff which were removed from the fleet in November 2021 and the sale of vessel *Baltimore* which was classified as held for sale since June 2022 although her sale was completed in September 2022. A further increase incurred due to increased amortization of deferred cost as a result of the drydock cost incurred for twelve vessels having drydock surveys in 2022 and four in 2021.

General and administrative expenses. General and administrative expenses increased by $0.2 million, or 1%, to $29.4 million in 2022 compared to $29.2 million in 2021. The increase was mainly due to the accelerated vesting of restricted shares of a board member who resigned in 2022. The increase was partially offset due to decreased payroll cost and directors' and officers' insurance in 2022, as compared to 2021.

Management fees to related party. Management fees to a related party decreased by $0.9 million, or 64% to $0.5 million in 2022 compared

to $1.4 million in 2021. The decrease was attributable to decreased average number of vessels managed by DWM in 2022 compared to 2021, due to the contribution, in November 2021, of three vessel-owning companies to OceanPal, which were all managed by DWM. The decrease was partially offset due to the acquisition of three Ultramax vessels, in the fourth quarter of 2022, whose management was assigned to DWM.

Gain on sale of vessels. Gain on sale of vessels increased by $1.5 million, or 107%, to $2.9 million which resulted from the sale of *Baltimore* in 2022 compared to $1.4 million in 2021 which resulted from the sale of *Naias* in 2021, partly offset by loss on sale of other vessels sold during the year.

Insurance recoveries. Insurance recoveries amounted to $1.8 million in 2022 and consisted of amounts received from our insurers for claims covered under the insurance policies during 2022. There was no comparative amount received last year.

Interest expense and finance costs. Interest expense and finance costs increased by $7.2 or 36% to $27.4 million in 2022 compared to $20.2 million in 2021. The increase was primarily attributable to increased average outstanding balance of debt and finance liabilities in 2022, resulting from a new loan agreement to finance the acquisition of nine Ultramax vessels and the sale and leaseback agreements we entered into, in 2022. A further increase was also derived from increased average interest rates resulting from our loan agreements, having a variable interest rate. In 2022, the weighted average interest rate of our secured loan agreements was 3.8% compared to 2.45% in 2021.

Interest and other income. Interest and other income increased by $2.5 million, or 1250%, to $2.7 million in 2022 compared to $0.2 million in 2021. The increase is mainly attributable to increased deposit rates in 2022 compared to 2021. A further increase derives from dividend income amounting to $0.9 million, from the Company's investment in OceanPal's Series C and Series D Preferred stock compared to $0.1 million in 2021.

Loss on extinguishment of debt. In 2022, loss on extinguishment of debt decreased by $0.6, or 60% to $0.4 million and consisted of financing costs written off as a result of the early prepayment of the outstanding balances of loans attributed to the one vessel sold and three vessels refinanced in sale and leaseback transactions in 2022. In 2021, loss on extinguishment of debt amounted to $1.0 million and consisted of the prepayment in full of four loan agreements refinanced by another bank and the redemption of our $100 million bond in September 2021.

Gain on spin-off of OceanPal Inc. The gain on spin-off of OceanPal Inc. in 2021 represents the difference between the fair value of the assets contributed to OceanPal, amounting to $48.1 million, and their carrying value consisting of $30.3 million of vessel cost and $0.5 million of unamortized deferred costs and $2.0 million of assets contributed.

Gain on dividend distribution. The gain on dividend distribution represents the gain recognized in 2022 upon the distribution of the 25,000 Convertible Series D Preferred Shares of OceanPal Inc. as a non cash dividend to the Company's shareholders, being the difference between the carrying value and the fair value of the Series D Preferred Shares on the date of the dividend declaration.

Gain/(loss) from equity method investments. In 2022, gain on equity method investments, amounted to $0.9 million, compared to a loss of $0.3 million in 2021 and relates to the result in each year of our 50% interest in DWM, attributed to us.

Year ended December 31, 2021 compared to the year ended December 31, 2020

For a discussion of the year ended December 31, 2021 compared to the year ended December 31, 2020, please refer to "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F, for the year ended December 31, 2021 filed with the SEC on April 27, 2022.

B. Liquidity and Capital Resources

We finance our capital requirements with cash flow from operations, equity contributions from shareholders, long-term bank debt, finance liabilities and senior unsecured bonds. Our main uses of funds have been capital expenditures for the acquisition and construction of new vessels, expenditures incurred in connection with ensuring that our vessels comply with international and regulatory standards, repayments of bank loans, repurchase of our common stock and payment of dividends.

As of December 31, 2022 and 2021, working capital, which is current assets minus current liabilities, including the current portion of long-term debt and finance liabilities, amounted to $9.0 million and $60.5 million, respectively. The decrease in working capital is mainly due to a balloon payment amounting to $43.8 million under one of our loan agreements which is due in 2023. In 2022, we also entered into a new loan agreement with Nordea to finance the acquisition of nine new Ultramax vessels and four sale and leaseback agreements which increased the annual repayment installments. In addition, the Company's liabilities increased, due to the deliveries of eight vessels in the fourth quarter of 2022 and the increased need for predelivery and other costs relating to their acquisition.

Cash and cash equivalents, including restricted cash, was $97.4 million on December 31, 2022 and $126.8 million as of December 31, 2021. Restricted cash mainly consists of the minimum liquidity requirements under our loan facilities. As of December 31, 2022 and 2021, restricted cash amounted to $21.0 million and $16.5 million, respectively. We consider highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Time deposits with maturity above three months are removed from cash and cash equivalents and are separately presented as time deposits. In 2022, the time deposits above three months amounted to $46.5 million. Cash and cash equivalents are primarily held in U.S. dollars.

Net Cash Provided by Operating Activities

Net cash provided by operating activities increased by $69.2 million, or 77%. In 2022, net cash provided by operating activities was $158.9 million compared to net cash provided by operating activities of $89.7 million in 2021. This increase in cash from operating activities was attributable to increased revenues as a result of better rates compared to 2021. This increase was partly offset by increased dry-docking costs incurred for twelve vessels in 2022 compared to four vessels in 2021. Cash provided by operating activities was also affected by OceanPal's spin-off in 2021 which resulted in a gain of $15.3 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $273.1 million for 2022, which consists of $230.3 million paid for vessel acquisitions and improvements due to new regulations; $4.4 million of proceeds from the sale of one vessel in 2022; $46.5 million investment in time deposits with maturity above three months; and $0.7 million relating to the acquisition of equipment.

Net cash provided by investing activities was $13.4 million for 2021, which consists of $17.4 million paid for vessel acquisitions and improvements due to new regulations; $33.7 million of proceeds from the sale of four vessels in 2021; $0.4 million investment in DWM; $1.6 million relating to the acquisition of property and equipment and $1 million contributed to OceanPal inc. in relation to the spin-off transaction.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $84.9 million for 2022, which consists of $275.1 million proceeds from issuance of long term debt and finance liabilities; $102.8 million of indebtedness and finance liabilities that we repaid; $5.8 million and $79.8 million of cash dividends paid on our preferred and common stock, respectively; $3.8 million paid for repurchase of common stock; $5.3 million proceeds from issuance of common stock; and $3.3 million of finance costs paid in relation to new loan agreements and finance liabilities.

Net cash used in financing activities was $59.2 million for 2021, which consists of $101.3 million proceeds from issuance of long term debt and bond; $93.2 million of indebtedness that we repaid; $5.8 million and $8.8 million of dividends paid on our Series B Preferred Stock and common stock, respectively; $45.4 million paid for repurchase of common stock; and $7.6 million of finance costs paid in relation to new loan agreements and bond.

For a detailed discussion of cash flows for the year ended December 31, 2021 compared to the year ended December 31, 2020 please see "Item 5. Operating and Financial Review and Prospects - B. Liquidity and Capital Resources" included in our 2021 Annual Report filed on Form 20-F with the SEC on April 27, 2022.

Capital Expenditures

We make capital expenditures in connection with vessel acquisitions and constructions, which we finance with cash from operations, debt under loan facilities at terms acceptable to us, sale and leaseback agreements and with funds from equity issuances.

As of the date of this annual report, we have taken delivery of one Ultramax dry bulk vessel, under our agreement with Sea Trade and issued 2,033,613 common shares to Sea Trade. We funded part of the purchase price of the vessel through our $200 million loan agreement with Nordea, drawn in 2022. By April 2023, we also expect to take delivery of m/v *Nord Potomac*, which we have agreed to acquire from an unaffiliated entity for $27.9 million. As of the date of this annual report we have paid a 10% advance of the purchase price from cash on hand, and we expect to finance the balance of the purchase price through debt and equity. On March 20, 2023, we also paid a cash dividend on common stock of $0.15 per share, or $16.0 million which we funded through cash on hand. Finally, as of the date of this annual report, we prepaid $20.0 million of debt outstanding with cash on hand.

As of the date of this report, we do not have other capital expenditures for vessel acquisitions or constructions, but we expect to incur capital expenditures when our vessels undergo surveys. This process of recertification may require us to reposition these vessels from a discharging port to shipyard facilities, which will reduce our operating days during the period. We also incur capital expenditures for vessel improvements to meet new regulations. The loss of earnings associated with the decrease in operating days together with the capital

needs for repairs and upgrades result in increased cash flow needs. We expect to cover such capital expenditures and cash flow needs with cash from operations and cash on hand.

In the next twelve months, we will require capital to fund ongoing operations, vessel improvements to meet requirements under new regulations, debt service, the payment of our preferred and common dividends and the payment of our bareboat charters. In 2023, we expect to refinance our loan agreements maturing in 2023 and early 2024 to decrease the installments required for debt service. Also, as of the date of this annual report, we have contracted revenues covering around 75% of our ownership days in 2023, in time charter agreements having an average time charter rate above our break-even rate as of December 31, 2022, and we have also fixed around 14% of our ownerships days in 2024. We believe that contracted and anticipated revenues will result in internally generated cash flows and together with available cash, which as of December 31, 2022 amounted to $76.4 million (excluding $21.0 million of compensating cash balances) and having additional investment in time deposits of $46.5 million which will mature during 2023, will be sufficient to fund such capital requirements. Should time charter rates remain at current levels as our time charter agreements are due for renewal during the year, we believe that we will be able to have sufficient funds to cover our capital expenditures in the long-term.

Long-term Debt and Finance Liabilities

As of December 31, 2022, we had $530.1 million of long term debt outstanding under our facilities and Bond, under the agreements described below.

Secured Term Loans

On December 18, 2014, two of our wholly owned subsidiaries entered into a loan agreement with BNP for a loan facility of $53.5 million to finance part of the acquisition cost of the *G. P. Zafirakis* and the *P. S. Palios* maturing on November 30, 2021. On June 29, 2020, we entered into a loan agreement to refinance the loan and extend its maturity to May 19, 2024. The loan is repayable in equal semi-annual installments of approximately $1.6 million and a balloon of $23.6 million payable together with the last installment. The refinanced loan bears interest at LIBOR plus a margin of 2.5%, increased from a margin of 2% of the original loan.

On March 17, 2015, eight of our wholly owned subsidiaries entered into a loan facility with Nordea for an amount of $93.1 million, maturing on March 19, 2021. On May 7, 2020, we entered into a new loan agreement to refinance the loan and extend its maturity to March 19, 2022. On July 29, 2021, we entered into a supplemental agreement with Nordea, pursuant to which the borrowers exercised their options to extend the loan maturity to March 2024 and to drawdown an additional amount of $460,000. In July 2022, we prepaid an amount of $4.8 million due to the sale of *Baltimore* to OceanPal. Upon the prepayment, the loan is repayable in equal consecutive quarterly instalments of approximately $1.6 million and a balloon of $23.3 million, payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 2.25%, increased from a margin of 2.1% of the original loan.

On March 26, 2015, three of our wholly owned subsidiaries entered into a loan agreement with ABN AMRO Bank N.V., or ABN, for a secured term loan facility of up to $53.0 million, maturing on March 30, 2021, to refinance part of the acquisition cost of the vessels *New York*, *Myrto* and *Maia* of which $50.2 million was drawn on March 30, 2015. On June 27, 2019, two of our wholly owned subsidiaries entered into a $25.0 million term loan agreement with ABN, maturing on June 28, 2024, to refinance the acquisition cost of the vessels *Selina*, *Ismene* and *Houston*. On May 22, 2020, we signed a term loan facility with ABN with the purpose to combine the two loans outstanding with ABN and extend the maturity of the first loan, maturing on March 30, 2021 to the maturity of the second loan, maturing on June 30, 2024. The first loan is repayable in equal consecutive quarterly instalments of about $1.0 million and a balloon of $13.4 million payable together with the last instalment and bears interest at LIBOR plus a margin of 2.4% increased from a margin of 2.0% of the original loan. The second loan is payable in consecutive quarterly instalments of $0.8 million each and a balloon instalment of $9.0 million payable together with the last instalment June 28, 2024. The loan bears interest at LIBOR plus a margin of 2.25%.

On May 20, 2021, we, through six wholly owned subsidiaries, signed a $91 million sustainability linked loan facility with ABN dated May 14, 2021, which was used to refinance existing loan agreements with other banks. On August 22, 2022, and following the sale and leaseback agreements of the vessels *Santa Barbara* and *New Orleans*, which were mortgaged to secure the loan, we prepaid an amount of $30.8 million, which was the part of the loan attributed to the two vessels. Following the prepayment, the loan is repayable in consecutive quarterly installments of $2.0 million each and a balloon of $13.6 million payable together with the last installment on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which may be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs.

On January 7, 2016, three of our wholly owned subsidiaries entered into a secured loan agreement with the Export-Import Bank of China for a loan of up to $75.7 million in order to finance part of the construction cost of three vessels. On January 4, 2017, we drew down

$57.24 million to finance part of the construction cost of *San Francisco* and *Newport News*, both delivered on January 4, 2017. The loan is payable in 60 equal quarterly instalments of about $1.0 million each, the last of which is payable by January 4, 2032, and bears interest at LIBOR plus a margin of 2.3%.

On July 13, 2018, we entered into a loan agreement with BNP for a secured term loan facility of $75 million. The loan has a term of five years and is repayable in 20 consecutive quarterly instalments of $1.56 million and a balloon instalment of $43.75 million payable together with the last instalment on July 17, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

On March 14, 2019, two of our wholly owned subsidiaries entered into a term loan agreement with DNB Bank ASA for a loan of $19.0 million, to refinance the loan of *Crystalia* and *Atalandi*, which was repaid in February 2019. The loan is repayable in 20 consecutive quarterly instalments of $0.5 million and a balloon of $9.5 million payable together with the last instalment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%. On March 14, 2023, we prepaid in full this loan amounting to $11.8 million.

On September 30, 2022, we entered into a $200 million loan agreement to finance the acquisition price of 9 Ultramax vessels. We drew down $197.2 million under the loan, in tranches for each vessel on their delivery to us. On December 12, 2022, we prepaid $21.9 million under the loan, attributed to DSI Andromeda, following the vessel's sale under a sale and leaseback agreement. Following this prepayment, the loan is repayable in 20 equal quarterly instalments of an aggregate amount of $3.7 million, and a balloon amounting to $100.9 million payable together with the last instalment on October 11, 2027. The loan bears interest at term SOFR plus a margin of 2.25%.

Under the secured term loans outstanding as of December 31, 2022, 34 vessels of our fleet were mortgaged with first preferred or priority ship mortgages. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts with duration that exceeds a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by Diana Shipping Inc. (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor. Furthermore, the secured term loans contain cross default provisions and additionally we are not permitted to pay any dividends following the occurrence of an event of default.

As of December 31, 2021 and 2022, and the date of this report, we were in compliance with all of our loan covenants.

Senior Unsecured Bond due 2026

On June 22, 2021, we issued a $125 million senior unsecured bond maturing in June 2026. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. The bond was offered to the investors of the 9.5% Bond, part of whom exchanged their bonds, including entities affiliated with our executive officers and directors who exchanged their securities and participated with an aggregate principal amount of $21 million. The bond pays interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% payable semi-annually in arrears in June and December of each year. The bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value, between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading at Oslo Bors effective February 1, 2022. As of December 31, 2022 and as of the date of this annual report, we did not and have not designated any financial instruments as accounting hedging instruments.

Finance Liabilities

On March 15, 2022, we entered into a sale and leased back agreement for *Florida*, which we sold for $50 million, and leased back for a period of ten years, to finance the acquisition price of the vessel. Under the bareboat charter, we have the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessel for $16.4 million, on the expiration of the lease on the tenth year.

On August 17, 2022, we entered into two sale and leaseback agreements with two unaffiliated Japanese third parties for *New Orleans* and *Santa Barbara*, for an aggregate amount of $66.4 million and prepaid a bank loan attributed to these vessels. The vessels were delivered to their buyers on September 8, 2022 and September 12, 2022, respectively and we chartered in both vessels under bareboat charter parties for a period of eight years, each. We have purchase options beginning at the end of the third year of each vessel's bareboat

charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessels for $13 million, each, on the expiration of each lease on the eighth year.

On December 6, 2022, we sold DSI Andromeda to an unrelated third party for $29.9 million and prepaid a bank loan attributed to the vessel. We leased back the vessel under a bareboat agreement for a period of ten years. Under the bareboat charter, we have the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, we have the obligation to repurchase the vessel for $8.1 million, on the expiration of the lease on the tenth year.

C. Research and development, patents and licenses

We incur from time to time expenditures relating to inspections for acquiring new vessels that meet our standards. Such expenditures are insignificant and they are expensed as they incur.



Demand for dry bulk vessel services is influenced by global financial conditions. Global financial markets and economic conditions have been, and continue to be, volatile. Our results of operations depend primarily on charter hire rates that we are able to realize, and the demand for dry bulk vessel services. The Baltic Dry Index, or the BDI, has long been viewed as the main benchmark to monitor the movements of the dry bulk vessel charter market and the performance of the entire dry bulk shipping market. In 2022, the BDI ranged from a high of 3369 on May 23, 2022 to a low of 965 on August 31, 2022 to drop again to a low of 530 on February 16, 2023. The BDI has since recovered from the February 2023 levels and closed at 1484 on March 23, 2023. Although there can be no assurance that the dry bulk charter market will not decline further, as of the date of this annual report, we have fixed about 75% of our fleet ownership days at rates above our break-even rate. Nevertheless, our revenues and results of operations in 2023 will be subject to demand for our services, the level of inflation, market disruptions and interest rates. Demand for our dry bulk oceangoing vessels is dependent upon economic growth in the world's economies, seasonal and regional changes in demand and changes to the capacity of the global dry bulk fleet and the sources and supply for dry bulk cargo transported by sea. Continued adverse economic, political or social conditions or other developments could further negatively impact charter rates and therefore have a material adverse effect on our business and results of operations.

E. Critical Accounting Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Impairment of Vessels

Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, we calculate undiscounted projected net operating cash flows by considering the historical and estimated vessels' performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10-year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle, where applicable. When the 10-year average of historical 1 year time charter rates is not available for a type of vessels, the Company uses the average of historical 1 year time charter rates of the available period. The historical ten-year average rate used in 2022 to calculate undiscounted projected net operating cash flow was $12,431 for Panamax, Kamsarmax and Post-Panamax vessels, $16,876 for Ultramax vessels and $16,128 for our Capesize and Newcastlemax vessels, compared to $11,363, nil and $15,543, respectively in 2021. Other assumptions used in developing estimates of future undiscounted cash flow are the charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels' maintenance, vessel operating expenses; fleet utilization, and the vessels' residual value if sold for scrap. Assumptions are in line with our historical performance and our expectations for future fleet utilization under our current fleet deployment strategy. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss. Although no impairment loss was identified or recorded in 2022, according to our assessment, the carrying value plus unamortized deferred cost of vessels for which impairment indicators existed as of December 31, 2022, was $574.8 million.

Historically, the market values of vessels have experienced volatility, which from time to time may be substantial. As a result, the charter-free market value of certain of our vessels may have declined below those vessels' carrying value plus unamortized deferred cost, even though we would not impair those vessels' carrying value under our accounting impairment policy. Based on: (i) the carrying value plus unamortized deferred cost of each of our vessels as of December 31, 2022 and 2021 and (ii) what we believe the charter-free market value of each of our vessels was as of December 31, 2022 and 2021, the aggregate carrying value of 17 and 2 of the vessels in our fleet as of December 31, 2022 and 2021, respectively, exceeded their aggregate charter-free market value by approximately $83 million and $6 million, respectively, as noted in the table below. This aggregate difference represents the approximate analysis of the amount by which we believe we would have to reduce our net income or increase our loss if we sold all of such vessels at December 31, 2022 and 2021, on a charter-free basis, on industry standard terms, in cash transactions, and to a willing buyer where we were not under any compulsion to sell, and where the buyer was not under any compulsion to buy. For purposes of this calculation, we have assumed that these 17 and 2 vessels would be sold at a price that reflects our estimate of their charter-free market values as of December 31, 2022

Vessel	Dwt	Year Built	Carrying Value plus unamortized deferred cost (in millions of US dollars) 2022	2021
1 Alcmene	93,193	2010	10.1	10.6
2 Aliki	180,235	2005	13.0	14.3
3 Amphitrite	98,697	2012	14.7	15.6
4 Artemis	76,942	2006	11.9	13.3
5 Astarte	81,513	2013	19.1	18.7
6 Atalandi	77,529	2014	16.4	17.2
7 Baltimore	177,243	2005	-	17.5
8 Boston	177,828	2007	18.2 *	16.6
9 Calipso	73,691	2005	-	-
10 Coronis	74,381	2006	-	-
11 Crystalia	77,525	2014	16.1	16.9
12 Electra	87,150	2013	14.9	13.8
13 G.P. Zafirakis	179,492	2014	23.0	23.8
14 Houston	177,729	2009	19.4	20.8
15 Ismene	77,901	2013	10.6	11.2
16 Leto	81,297	2010	13.7	14.7
17 Los Angeles	206,104	2012	24.8	24.2
18 Maera	75,403	2013	12.3	10.9
19 Maia	82,193	2009	13.4	14.0
20 Medusa	82,194	2010	13.1	14.2
21 Melia	76,225	2005	10.8	11.4
22 Myrsini	82,117	2010	15.1	16.5
23 Myrto	82,131	2013	18.9	18.2
24 Naias	73,546	2006	-	-
25 New Orleans	180,960	2015	33.1 *	34.9
26 New York	177,773	2010	14.5	15.5
27 Newport News	208,021	2017	42.4 *	43.6
28 Oceanis	75,211	2001	-	-
29 P.S. Palios	179,134	2013	37.4 *	36.9 *
30 Phaidra	87,146	2013	13.0	13.6
31 Philadelphia	206,040	2012	25.5	24.4
32 Polymnia	98,704	2012	15.0	15.9
33 Protefs	73,630	2004	-	-
34 Salt Lake City	171,810	2005	-	-
35 San Francisco	208,006	2017	42.5 *	44.6
36 Santa Barbara	179,426	2015	36.4 *	38.2 *
37 Seattle	179,362	2011	22.6	24.0
38 Selina	75,700	2010	9.3	10.1
39 Semirio	174,261	2007	17.6 *	15.7
40 Sideris GS	174,186	2006	-	-
41 LEONIDAS P.C.	82,165	2011	21.7 *	-
42 Florida	182,063	2022	59.1 *	-
43 DSI Pyxis	60,362	2018	36.1 *	-
44 DSI Pollux	60,446	2015	31.4 *	-
45 DSI Phoenix	60,456	2017	34.3 *	-
46 DSI Polaris	60,404	2018	36.9 *	-
47 DSI Andromeda	60,309	2016	33.3 *	-
48 DSI Aquila	60,309	2015	31.5 *	-
49 DSI Pegasus	60,508	2015	30.3 *	-
50 DSI Altair	60,309	2016	32.5 *	-
Total	**5,748,960**		**966**	**652**

* Indicates dry bulk vessels for which we believe, as of December 31, 2022 and 2021, the charter-free market value was lower than the vessel's carrying value plus unamortized deferred cost. We believe that the aggregate carrying value plus unamortized deferred cost of these vessels exceeded their aggregate charter-free market value by approximately $83 million and $6 million, respectively.

and 2021, respectively.

Our estimates of charter-free market value assume that our vessels were all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on information available from various industry sources, including:

> reports by industry analysts and data providers that focus on our industry and related dynamics affecting vessel values;
> news and industry reports of similar vessel sales;
> offers that we may have received from potential purchasers of our vessels; and
> vessel sale prices and values of which we are aware through both formal and informal communications with shipowners, shipbrokers, industry analysts and various other shipping industry participants and observers.

As we obtain information from various industry and other sources, our estimates of charter-free market value are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future charter-free market value of our vessels or prices that we could achieve if we were to sell them. We also refer you to the risk factor described in our 20-F Form filed with the SEC on March 27, 2023 in "Item 3. Key Information—D. Risk Factors" entitled ***"The market values of our vessels could decline, which could limit the amount of funds that we can borrow and could trigger breaches of certain financial covenants contained in our loan facilities, which could adversely affect our operating results, and we may incur a loss if we sell vessels following a decline in their market values"*** and the discussion under the heading "Item 4. Information on the Company—B. Business Overview—Vessel Prices."

Our impairment test exercise is sensitive to variances in the time charter rates. Our current analysis, which also involved a sensitivity analysis by assigning possible alternative values to this significant input, indicated that time charter rates would need to be reduced by 9% to result in impairment of individual long-lived assets with indication of impairment. However, there can be no assurance as to how long charter rates and vessel values will remain at their current levels. If charter rates decrease and remain depressed for some time, it could adversely affect our revenue and profitability and future assessments of vessel impairment.

A comparison of the average estimated daily time charter equivalent rate used in our impairment analysis with the average "break-even rate" for each major class of vessels is presented below:

	Average estimated daily time charter equivalent rate used	Average break-even rate
Ultramax	$16,876	$12,609
Panamax/Kamsarmax/Post-Panamax	$12,431	$9,459
Capesize/Newcastlemax	$16,128	$11,911

It should be noted that as of December 31, 2022, seventeen of our vessels, having indication of impairment, would be affected by a reduction in time charter rates below the average break-even rate. Additionally, the use of the 1-year, 3-year and 5-year average blended rates would not have any effect on the Company's impairment analysis and as such on the Company's results of operations.

Vessel type	1-year (period)	Impairment charge (in USD million)	3-year (period)	Impairment charge (in USD million)	5-year (period)	Impairment charge (in USD million)
Ultramax	$23,025	-	$19,513	-	$16,876	-
Panamax/Kamsarmax/Post-Panamax	$20,387	-	$17,616	-	$15,551	-
Capesize/Newcastlemax	$19,539	-	$19,295	-	$18,477	-

Directors, Senior Management and Employees

A. Directors and Senior Management

Set forth below are the names, ages and positions of our directors and executive officers. Our Board of Directors consists of eleven members and is elected annually on a staggered basis, and each director elected holds office for a three-year term and until his or her successor is elected and has qualified, except in the event of such director's death, resignation, removal or the earlier termination of his or her term of office. Officers are appointed from time to time by our board of directors and hold office until a successor is appointed or their employment is terminated.

Name	Age	Position
Semiramis Paliou	48	Class III Director, Chief Executive Officer
Simeon Palios	81	Class I Director, and Chairman
Anastasios Margaronis	67	Class I Director and President
Ioannis Zafirakis	51	Class I Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Konstantinos Psaltis	84	Class II Director
Kyriacos Riris	73	Class II Director
Apostolos Kontoyannis	74	Class III Director
Konstantinos Fotiadis	72	Class III Director
Eleftherios Papatrifon	53	Class II Director
Simon Frank Peter Morecroft	64	Class II Director
Jane Sih Ho Chao	47	Class I Director
Maria Dede	50	Chief Accounting Officer
Margarita Veniou	44	Chief Corporate Development, Governance & Communications Officer
Maria Christina Tsemani	44	Chief People Officer

The term of our Class I directors expires in 2024, the term of our Class II directors expires in 2025, and the term of our Class III directors expires in 2023.

Mr. Simon Morecroft was elected and appointed as a Class II Director on May 18, 2022.

Mr. Eleftherios Papatrifon served as Chief Operating Officer of the Company until February 2023, when he was appointed as Class II Director and member of the Executive Committee on February 22, 2023 to serve until the next scheduled election for Class II directors.

Ms. Jane Chao was appointed as a Class I Director on February 22, 2023 to serve until the next scheduled election for Class I directors.

The business address of each officer and director is the address of our principal executive offices, which are located at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

Biographical information with respect to each of our directors and executive officers is set forth below.

Semiramis Paliou has served as a Director of Diana Shipping Inc. since March 2015, and as the Company's Chief Executive Officer, Chairperson of the Executive Committee and member of the Sustainability Committee since March 2021. Ms. Paliou has been the Chief Executive Officer of Diana Shipping Services S.A. since March 2021. She also serves as a Director of OceanPal Inc. since April 2021 and as the Chairperson of the Board of Directors and of the Executive Committee of OceanPal Inc. since November 2021. Ms. Paliou is the Chairperson of the Hellenic Marine Environment Protection Association (HELMEPA), a position she has held since June 2020, while she joined its board of directors in March 2018. As of June 2021, she serves as Vice-Chairperson of INTERMEPA. She is also a member of the board of directors of the UK P&I Club since November 2020, member of the Union of Greek Shipowners since February 2022 and member of the Global Maritime Forum since April 2022. She is Vice-Chairperson of the Greek committee of Det Norske Veritas, a member of the Greek committee of Nippon Kaiji Kyokai and a member of the Greek committee of Bureau Veritas.
Ms. Paliou has over 20 years of experience in shipping operations, technical management and crewing. She began her career at Lloyd's Register of Shipping where she worked as a trainee ship surveyor from 1996 to 1998. She was then employed by Diana Shipping Agencies S.A. From 2007 to 2010 she was employed as a Director and President of Alpha Sigma Shipping Corp. From February 2010 to November 2015, she was the Head of the Operations, Technical and Crew department of Diana Shipping Services S.A. From November 2015 to October 2016, she served as Vice-President of the same company. From November 2016 to the end of July 2018, she served as Managing Director

and Head of the Technical, Operations, Crew and Supply department of Unitized Ocean Transport Limited. From November 2018 to February 2020, she worked as Chief Operating Officer of Performance Shipping Inc. From October 2019 until February 2021, Ms. Paliou served as Deputy Chief Executive Officer of Diana Shipping Inc. She also served as member of the Executive Committee and the Chief Operating Officer of the Company from August 2018 until February 2021.

Ms. Paliou obtained her BSc in Mechanical Engineering from Imperial College, London and her MSc in Naval Architecture from University College, London. She completed courses in "Finance for Senior Executives", in "Authentic Leader Development" and a certificate program on "Sustainable Business Strategy" all at Harvard Business School. Ms. Paliou is also the daughter of Simeon Palios, the Company's Chairman.

Simeon P. Palios has served as the Chairman of the Board of Directors of Diana Shipping Inc. since February 2005 and a Director of the Company since March 1999. He served as the Company's Chief Executive Officer from February 2005 until February 2021. Mr. Palios also serves as the President of Diana Shipping Services S.A. which was formed in 1986. Mr. Palios has experience in the shipping industry since 1969 and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and marine engineer. Mr. Palios was the founder of Diana Shipping Agencies S.A., where he served as Managing Director until November 2004, having the overall responsibility for its activities. From January 13, 2010 until February 28, 2022, Mr. Palios also served as the Chairman of the Board of Directors of Performance Shipping Inc. and as Chief Executive Officer until October 2020.

Anastasios C. Margaronis has served as President and a Director of Diana Shipping Inc. since February 2005. He is also member of the Executive Committee of the Company. Mr. Margaronis is the Deputy President of Diana Shipping Services S.A., where he also serves as a Director and Secretary. Mr. Margaronis has experience in the shipping industry, including in ship finance and insurance, since 1980. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. in 1979 and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies S.A. in 1979 and has been responsible for overseeing our vessels' insurance matters, including hull and machinery, protection and indemnity and war risks insurances. From January 2010 to February 2020, he served as Director and President of Performance Shipping Inc..

In addition, Mr. Margaronis is a member of the Greek National Committee of the American Bureau of Shipping. He has also been on the Members' Committee of the Britannia Steam Ship Insurance Association Limited since October 2022. From October 2005 to October 2019, he was a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Europe) Limited.

He holds a bachelor's degree in Economics from the University of Warwick and a master's of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis as served as a Director and Secretary of Diana Shipping Inc. since February 2005, as Chief Financial Officer since February 2020 (Interim Chief Financial Officer until February 2021), as Treasurer since February 2020 and as Chief Strategy Officer since January 2021. Mr. Zafirakis is also a member of the Executive Committee of the Company. During his career at Diana Shipping Inc., he held various executive positions such as Chief Operating Officer, Executive Vice-President and Vice-President. In addition, Mr. Zafirakis has served as a Director and Treasurer of Diana Shipping Services S.A. since January 2013 and Chief Financial Officer since February 2021. He has served as a Director and Secretary of OceanPal Inc. since April 2021 and as the President and Interim Chief Financial Officer of the company since November 2021. Mr. Zafirakis is also member of the Executive Committee of OceanPal Inc.

Prior to joining Diana Shipping, from June 1997 to February 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A., where he held several positions in finance and accounting. From January 2010 to February 2020, he worked as Director and Secretary of Performance Shipping Inc., where he also held various executive positions such as Chief Operating Officer and Chief Strategy Officer.

Mr. Zafirakis is a member of the Business Advisory Committee of the Shipping Programs of ALBA Graduate Business School at The American College of Greece. He has obtained a certificate in "Blockchain Economics: An Introduction to Cryptocurrencies" from Panteion University of Social and Political Sciences in Greece. He holds a bachelor's degree in Business Studies from City University Business School in London and a master's degree in International Transport from the University of Wales in Cardiff.

Eleftherios (Lefteris) A. Papatrifon has served as a Director and a member of the Executive Committee of Diana Shipping Inc. since February 2023. Prior to this appointment, he served as Chief Operating Officer of the Company from March 2021 to February 2023. Mr. Papatrifon also serves as a Director of OceanPal Inc. and a member of its Executive Committee, positions he has held since November 2021. From November 2021 to January 2023, he served as Chief Executive Officer of OceanPal Inc.

Prior to joining Diana Shipping Inc., he was Chief Executive Officer, Co-Founder and Director of Quintana Shipping Ltd, a provider of dry bulk shipping services, from 2010 until the company's successful sale of assets and consequent liquidation in 2017. Previously, for a period of approximately six years, he served as the Chief Financial Officer and Director of Excel Maritime Carriers Ltd. Prior to that, Mr. Papatrifon served for approximately 15 years in a number of corporate finance and asset management positions, both in the USA and in Greece.

Mr. Papatrifon holds undergraduate (BBA) and graduate (MBA) degrees from Baruch College (CUNY). He is also a member of the CFA Institute and a CFA charterholder.

Konstantinos Psaltis has served as a Director of Diana Shipping Inc. since March 2005, the Chairman of its Nominating Committee since May 2015 and a member of its Compensation Committee since May 2017. Mr. Psaltis serves also as President of Ormos Compania Naviera S.A., a company that specializes in operating and managing multipurpose container vessels, where from 1981 to 2006, he held the position of Managing Director. Prior to joining Ormos Compania Naviera S.A., Mr. Psaltis simultaneously served as a technical manager in the textile manufacturing industry and as a shareholder of shipping companies managed by M.J. Lemos. From 1961 to 1964, he served as ensign in the Royal Hellenic Navy.
He holds a degree in Mechanical Engineering from Technische Hochschule Reutlingen & Wuppertal and a bachelor's degree in Business Administration from Tubingen University in Germany.

Kyriacos Riris has served as a Director of Diana Shipping Inc. since March 2015 and a member of its Nominating Committee since May 2015. From May 2022, he is also the Chairman of the Audit Committee of the Company.
Commencing in 1998, Mr. Riris served in a series of positions in PricewaterhouseCoopers (PwC), Greece, including Senior Partner, Managing Partner of the Audit and the Advisory/Consulting Lines of Service. From 2009 to 2014, Mr. Riris served as Chairman of the Board of Directors of PricewaterhouseCoopers (PwC), Greece. Prior to its merger with PwC, Mr. Riris was employed at Grant Thornton, Greece, where in 1984 he became a Partner. From 1976 to 1982, Mr. Riris was employed at Arthur Young, Greece. Since November 2018, Mr. Riris has served as Chairman of Titan Cement International S.A., a Belgian corporation.
Mr. Riris holds a degree from Birmingham Polytechnic (presently Birmingham City University) and completed his professional qualifications with the Association of Certified Chartered Accountants (ACCA) in the UK in 1975, becoming a Fellow of the Association of Certified Accountants in 1985.

Apostolos Kontoyannis is a Director, the Chairperson of the Compensation Committee and a member of the Audit Committee of Diana Shipping Inc., positions he has held since March 2005. Since March 2021, Mr. Kontoyannis also serves as the Chairperson of the Sustainability Committee of the Company.
Mr. Kontoyannis has over 40 years of experience in shipping finance and currently serves as financial consultant to various shipping companies. He was employed by Chase Manhattan Bank N.A. in Frankfurt (Corporate Bank), London (Head of Shipping Finance South Western European Region) and Piraeus (Manager, Ship Finance Group) from 1975 to 1987.
Mr. Kontoyannis holds a bachelor's degree in Finance and Marketing and a master's degree in Business Administration and Finance from Boston University.

Konstantinos Fotiadis has served as a Director of Diana Shipping Inc. since 2017. Mr. Fotiadis served as an independent Director and as the Chairman of the Audit Committee of Performance Shipping Inc. from the completion of Performance Shipping Inc.'s private offering until February 2011. From 1990 until 1994, Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of household, cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981, Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer.
Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Simon Morecroft has served as a Director of Diana Shipping Inc. since May 2022. He also serves as a Director of Enarxis Ltd, a shipping consultancy company. Mr. Morecroft spent his career in the shipbroking industry as a Sale and Purchase broker. He joined Braemar Shipbrokers Ltd (now Braemar ACM Shipbroking) in 1983 becoming a director in 1986 and remained on the board until his retirement in August 2021. During this time Braemar grew from a boutique broking operation into one of the world's most successful fully integrated shipbroking companies with a listing on the London Stock Exchange.
Mr. Morecroft graduated from Oxford University in 1980 with a Masters in PPE.

Jane Chao has served as a Director of Diana Shipping Inc. since February 2023. She also serves as a director of Wah Kwong Shipping Holdings Limited, a position she has held since 2008. Ms. Chao is the managing director of Wah Kwong China Investment which includes residential and commercial properties as well as hospitality businesses in Shanghai and Wuxi. Ms. Chao has founded her own art consultancy company Galerie Hult and lifestyle gallery Maison Hult in 2009 and recently, the non-profit Chao-Lee Art Foundation in 2022.
Ms. Chao has also served as a Council Member for Changing Young Lives Foundation helping underprivileged children in Hong Kong and China from 2014 to 202

Maria Dede is the Chief Accounting Officer of Diana Shipping Inc., a position she has held since September 2005. Since March 2020, Ms. Dede also serves as Finance Manager of Diana Shipping Services S.A. In 2000, Ms. Dede joined the Athens branch of Arthur Andersen, which merged with Ernst and Young (Hellas) in 2002, where she served as an external auditor of shipping companies until 2005. From 1996 to 2000 Ms. Dede was employed by Venus Enterprises S.A., a ship-management company, where she held a number of positions

primarily in accounting and supplies.
Ms. Dede holds a Bachelor's degree in Maritime Studies from the University of Piraeus, a Master's degree in Business Administration from the ALBA Graduate Business School and a Master's degree in Auditing and Accounting from the Greek Institute of Chartered Accountants.

Margarita Veniou has served as the Chief Corporate Development, Governance & Communications Officer of Diana Shipping Inc. since July 2022. From September 2004 until June 2022, she served in the Corporate Planning & Governance Department of Diana Shipping Inc., holding various positions as Associate, Officer and Manager. Ms. Veniou is also the Corporate Development, Governance & Communications Manager of Diana Shipping Services S.A., a position she has held since 2022, and from 2004 to 2022 she held various other positions at Diana Shipping Services S.A. In addition, since November 2021, Ms. Veniou has served as the Chief Corporate Development & Governance Officer of OceanPal Inc.. She is the General Manager of Steamship Shipbroking Enterprises Inc., a position she has held since April 2014. From January 2010 to February 2020, Ms. Veniou also held the position of Corporate Planning & Governance Officer of Performance Shipping Inc.
Ms. Veniou holds a bachelor's degree in Maritime Studies and a master's degree in Maritime Economics & Policy from the University of Piraeus. She completed the Sustainability Leadership and Corporate Responsibility course at the London Business School and has obtained the Certification in Shipping Derivatives from the Athens University of Economics and Business. Ms. Veniou is also a member of WISTA Hellas and ISO 14001 certified by Lloyd's Register.

Maria-Christina Tsemani has served as the Company's Chief People Officer since July 2022. Ms. Tsemani also serves as HR Manager of Diana Shipping Services S.A., a position she has held since October 2020.
Ms. Tsemani has over 18 years of experience in HR positions with multinational companies and institutional bodies. Before joining Diana Shipping, Ms. Tsemani was People Acquisition and Development Manager of Vodafone Greece. During her career in Vodafone from 2008 to 2020, she held various other positions, including Senior HR Business Partner and Organizational Effectiveness and Reward Manager. From 2004 to 2008, Ms. Tsemani worked as a Senior HR Consultant in PricewaterhouseCoopers (PwC). From 2001 to 2004, she served as Project Manager in the European Commission, based in Luxembourg.
Ms. Tsemani holds a bachelor's degree in Mathematical Sciences and a master's of science degree in Applied Statistics from the University of Oxford, UK.

B. Compensation

Aggregate executive compensation (including amounts paid to Steamship) for 2022 was $6.6 million. Since June 1, 2010, Steamship, a related party, as described in our 20-F Form filed with the SEC on March 27, 2023, in "Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions", has provided to us brokerage services. Under the Brokerage Services Agreements in effect during 2022, fees for 2022 amounted to $3.3 million and we also paid commissions for vessel sales and purchases amounting to $1.2 million. We consider fees under these agreements to be part of our executive compensation due to the affiliation with Steamship.

Non-employee directors receive annual compensation in the amount of $52,000 plus reimbursement of out-of-pocket expenses. In addition, each director serving as chairman of a committee receives additional annual compensation of $26,000, plus reimbursement for out-of-pocket expenses with the exception of the chairman of the audit and compensation committee who receive annual compensation of $40,000. Each director serving as member of a committee receives additional annual compensation of $13,000, plus reimbursement for out-of-pocket expenses with the exception of the member of the audit committee who receives annual compensation of $26,000, plus reimbursement for out-of-pocket expenses. In 2022, fees and expenses of our non-executive directors amounted to $0.5 million.

We do not have a retirement plan for our officers or directors.

Equity Incentive Plan

In November 2014, our board of directors approved, and the Company adopted the 2014 Equity Incentive Plan for 5,000,000 common shares, amended on May 31, 2018 to increase the common shares to 13,000,000 and further amended on January 8, 2021, referred to as "the Plan", to increase the number of common shares available for the issuance of equity awards by 20 million shares. Currently, 13,444,759 shares remain reserved for issuance under the Plan.

Under the Plan, the Company's employees, officers and directors are entitled to receive options to acquire the Company's common stock. The Plan is administered by the Compensation Committee of the Company's Board of Directors or such other committee of the Board as may be designated by the Board. Under the terms of the Plan, the Company's Board of Directors is able to grant (a) non-qualified stock options, (b) stock appreciation rights, (c) restricted stock, (d) restricted stock units, (e) unrestricted stock, (f) other equity-based or equity-related awards, (g) dividend equivalents and (h) cash awards. No options or stock appreciation rights can be exercisable subsequent to the tenth anniversary of the date on which such Award was granted. Under the Plan, the Administrator may waive or mod-

ify the application of forfeiture of awards of restricted stock and performance shares in connection with cessation of service with the Company. No Awards may be granted under the Plan following the tenth anniversary of the date on which the Plan was adopted by the Board (i.e., January 8, 2031).

During 2022 and as of the date of this annual report, our board of directors awarded an aggregate amount of 1,470,000 shares and 1,750,000 shares, respectively of restricted common stock, of which 1,249,500 shares and 1,487,500 shares, respectively were awarded to senior management, and 220,500 shares and 262,500 shares, respectively, were awarded to non-employee directors. All restricted shares vest ratably over three years, The restricted shares are subject to forfeiture until they become vested. Unless they forfeit, grantees have the right to vote, to receive and retain all dividends paid and to exercise all other rights, powers and privileges of a holder of shares.

In 2022, compensation costs relating to the aggregate amount of restricted stock awards amounted to $9.3 million.

C. Board Practices

We have established an Audit Committee, comprised of two board members, which is responsible for reviewing our accounting controls, recommending to the board of directors the engagement of our independent auditors, and pre-approving audit and audit-related services and fees. Each member has been determined by our board of directors to be "independent" under the rules of the NYSE and the rules and regulations of the SEC. As directed by its written charter, the Audit Committee is responsible for appointing, and overseeing the work of the independent auditors, including reviewing and approving their engagement letter and all fees paid to our auditors, reviewing the adequacy and effectiveness of the Company's accounting and internal control procedures and reading and discussing with management and the independent auditors the annual audited financial statements. The members of the Audit Committee are Mr. Kyriacos Riris (chairman and financial expert) and Mr. Apostolos Kontoyannis (member and financial expert).

We have established a Compensation Committee comprised of two members, which, as directed by its written charter, is responsible for setting the compensation of executive officers of the Company, reviewing the Company's incentive and equity-based compensation plans, and reviewing and approving employment and severance agreements. The members of the Compensation Committee are Mr. Apostolos Kontoyannis (chairman) and Mr. Konstantinos Psaltis (member).

We have established a Nominating Committee comprised of two members, which, as directed by its written charter, is responsible for identifying, evaluating and making recommendations to the board of directors concerning individuals for selections as director nominees for the next annual meeting of stockholders or to otherwise fill board of director vacancies. The members of the Nominating Committee are Mr. Konstantinos Psaltis (chairman) and Mr. Kyriacos Riris (member).

We have established a Sustainability Committee as of February 18, 2021, comprised of Ms. Semiramis Paliou (member) and Mr. Apostolos Kontoyannis (Chairman) which, as directed by its written charter, is responsible for identifying, evaluating and making recommendations to the Board with respect to significant policies and performance on matters relating to sustainability, including environmental risks and opportunities, social responsibility and impact and the health and safety of all of our stakeholders.

We have established an Executive Committee comprised of the four directors, Ms. Semiramis Paliou (Chairperson), Mr. Anastasios Margaronis (member), Mr. Ioannis Zafirakis (member), and Mr. Eleftherios Papatrifon (member). The Executive Committee has, to the extent permitted by law, the powers of the Board of Directors in the management of the business and affairs of the Company.

We also maintain directors' and officers' insurance, pursuant to which we provide insurance coverage against certain liabilities to which our directors and officers may be subject, including liability incurred under U.S. securities law. Our executive directors have employment agreements, which, if terminated without cause, entitle them to continue receiving their basic salary through the date of the agreement's expiration.

D. Employees

We crew our vessels primarily with Greek officers and Filipino officers and seamen and may also employ seamen from Poland, Romania and Ukraine. DSS and DWM are responsible for identifying the appropriate officers and seamen mainly through crewing agencies. The crewing agencies handle each seaman's training, travel and payroll. The management companies ensure that all our seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Additionally, our seafaring employees perform most commissioning work and supervise work at shipyards and drydock facilities. We typically man our vessels with more crew members than are required by the country of the vessel's flag in order to allow for the performance of routine maintenance duties.

The following table presents the number of shoreside personnel employed by DSS and the number of seafaring personnel employed by

our vessel-owning subsidiaries as of December 31, 2022, 2021 and 2020.

	Year Ended December 31,		
	2022	**2021**	**2020**
Shoreside	113	111	107
Seafaring	907	708	811
Total	**1,020**	**819**	**918**

E. Share Ownership

With respect to the total amount of common shares, Series B Preferred Shares, Series C Preferred Shares and Series D Preferred Shares owned by our officers and directors, individually and as a group, see "Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders", described in our 20-F Form filed with the SEC on March 27, 2023.


LOS ANGELES





DIANA SHIPPING INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Diana Shipping Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Recoverability assessment of vessels held and used

Description of the matter

At December 31, 2022, the carrying value of the Company's vessels plus unamortized deferred costs was $965,918 thousands. As discussed in Note 2 (l) to the consolidated financial statements, the Company evaluates its vessels for impairment whenever events or changes in circumstances indicate that the carrying value of a vessel plus unamortized deferred costs may not be recoverable in accordance with the guidance in ASC 360 – Property, Plant and Equipment ("ASC 360"). If indicators of impairment exist, management analyzes the future undiscounted net operating cash flows expected to be generated throughout the remaining useful life of each vessel and compares it to the carrying value of the vessel plus unamortized deferred costs. Where a vessel's carrying value plus unamortized deferred costs exceeds the undiscounted net operating cash flows, management will recognize an impairment loss equal to the excess of the carrying value plus unamortized deferred costs over the fair value of the vessel.

Auditing management's recoverability assessment was complex given the judgement and estimation uncertainty involved in determining the future charter rates for non-contracted revenue days used in forecasting undiscounted net operating cash flows. These rates are subjective as they involve the development and use of assumptions about the dry-bulk shipping market through the end of the useful lives of the vessels. This assumption is forward looking and subject to the inherent unpredictability of future global economic and market conditions.

We obtained an understanding of the Company's impairment process, evaluated the design, and tested the operating

How we addressed the matter in our audit	effectiveness of the controls over the Company's recoverability assessment of vessels held and used, including the determination of future charter rates for non-contracted revenue days. We evaluated management's recoverability assessment by comparing the methodology and model used for each vessel against the accounting guidance in ASC 360. To test management's undiscounted net operating cash flow forecasts, our procedures included, among others, comparing the future vessel charter rates for non-contracted revenue days with external data such as available market data from various analysts and recent economic and industry changes, and internal data such as historical charter rates for the vessels. In addition, we performed sensitivity analyses to assess the impact of changes to future charter rates for non-contracted revenue days in the determination of the future undiscounted net operating cash flows. We tested the completeness and accuracy of the data used within the forecasts. We assessed the adequacy of the Company's disclosures in Note 2 (l) to the consolidated financial statements.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

We have served as the Company's auditor since 2004.

Athens, Greece
March 27, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Diana Shipping Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Diana Shipping Inc.'s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Diana Shipping Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and our report dated March 27, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece
March 27, 2023

DIANA SHIPPING INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents (Note 2(e))	$ 76,428	$ 110,288
Time deposits (Note 2(e))	46,500	-
Accounts receivable, trade (Note 2(f))	6,126	2,832
Due from related parties, net of provision for credit losses (Note 3(c) and 8(b))	216	952
Inventories (Note 2(g))	4,545	6,089
Prepaid expenses and other assets	6,749	5,484
Total current assets	140,564	125,645
FIXED ASSETS:		
Advances for vessel acquisitions (Note 4)	24,123	16,287
Vessels, net (Note 4)	949,616	643,450
Property and equipment, net (Note 5)	22,963	22,842
Total fixed assets	996,702	682,579
OTHER NON-CURRENT ASSETS:		
Restricted cash, non-current (Note 6)	21,000	16,500
Equity method investments (Note 3(d))	506	-
Investments in related party (Note 3(f))	7,744	7,644
Other non-current assets	101	1,455
Deferred costs (Note 2(n))	16,302	8,127
Total Non-current Assets	1,042,355	716,305
Total Assets	$ 1,182,919	841,950
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current portion of long-term debt, net of deferred financing costs (Note 6)	$ 91,495	$ 41,148
Current portion of finance liabilities, net of deferred financing costs (Note 7)	8,802	-
Accounts payable	11,242	9,777
Due to related parties (Note 3(a) and (c))	136	596
Accrued liabilities	12,134	7,878
Deferred revenue (Note 2(q))	7,758	5,732
Total current liabilities	131,567	65,131
Non-current Liabilities		
Long-term debt, net of current portion and deferred financing costs (Note 6)	431,016	382,527
Finance liabilities, net of current portion and deferred financing costs (Note 7)	132,129	-
Other non-current liabilities	879	1,097
Total Noncurrent Liabilities	564,024	383,624
Commitments and contingencies (Note 8)		
STOCKHOLDERS' EQUITY:		
Preferred stock (Note 9)	26	26
Common stock, $0.01 par value; 200,000,000 shares authorized and 102,653,619 and 84,672,258 issued and outstanding on December 31, 2022 and 2021, respectively (Note 9)	1,027	847
Additional paid in capital	1,061,015	982,537
Accumulated other comprehensive income	253	71
Accumulated deficit	(574,993)	(590,286)
Total stockholders' equity	487,328	393,195
Total liabilities and stockholders' equity	$ 1,182,919	$ 841,950

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2022, 2021 and 2020

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021	2020
REVENUES:			
Time charter revenues (Note 2(q))	$ 289,972	$ 214,203	$ 169,733
OPERATING EXPENSES			
Voyage expenses (Notes 2(q) and 10)	6,942	5,570	13,525
Vessel operating expenses (Note 2 (r))	72,033	74,756	85,847
Depreciation and amortization of deferred charges (Note 2(m) and (n))	43,326	40,492	42,991
General and administrative expenses	29,367	29,192	32,778
Management fees to related party (Note 3(c))	511	1,432	2,017
Vessel impairment charges (Note 2(l))	-	-	104,395
(Gain)/loss on sale of vessels (Note 4)	(2,850)	(1,360)	1,085
Insurance recoveries (Note 8(a))	(1,789)	-	-
Other operating (income)/loss	(265)	603	(230)
Operating income/(loss), total	$ 142,697	$ 63,518	$ (112,675)
OTHER INCOME / (EXPENSES):			
lInterest expense and finance costs (Note 11)	(27,419)	(20,239)	(21,514)
Interest and other income	2,737	176	728
(Loss)/gain on extinguishment of debt	(435)	(980)	374
Gain on spin-off of OceanPal Inc. (Note 3(f))	-	15,252	-
Gain on dividend distribution (Note 3(f))	589	-	-
Gain/(loss) from equity method investments (Note 3(c))	894	(333)	(1,110)
Total other expenses, net	$ (23,634)	$ (6,124)	$ (21,522)
	$ 119,063	$ 57,394	$ (134,197)
Net income/(loss)			
Dividends on series B preferred shares (Notes 9(b) and 12)	(5,769)	(5,769)	(5,769)
Net income/(loss) attributable to common stockholders	$ 113,294	$ 51,625	$ (139,966)
Earnings/(loss) per common share, basic (Note 12)	$ 1.42	$ 0.64	$ (1.62)
Earnings/(loss) per common share, diluted (Note 12)	$ 1.36	$ 0.61	$ (1.62)
Weighted average number of common shares outstanding, basic (Note 12)	80,061,040	81,121,781	86,143,556
Weighted average number of common shares outstanding, diluted (Note 12)	83,318,901	84,856,840	86,143,556

The accompanying notes are an integral part of these consolidated financial statements

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2022	2021	2020
Net income/(loss)	$ 119,063	$ 57,394	$ (134,197)
Other comprehensive income/(loss) - Defined benefit plan	182	2	(40)
Comprehensive income/(loss)	119,245	57,396	(134,237)

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars – except for share and per share data)

	Preferred Stock Series B		Preferred Stock Series C		Preferred Stock Series D		Common Stock					
	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	(Loss)	(Accumulated Deficit)	Total Equity
BALANCE, December 31, 2019	2,600,000	$ 26	10,675	$ -	-	$ -	91,193,339	$ 912	$ 1,021,633	$ 109	$ (452,616)	$ 570,064
Net loss	-	-	-	-	-	-	-	-	-	-	(134,197)	(134,197)
Issuance of restricted stock and compensation cost (Note 9(h))	-	-	-	-	-	-	2,200,000	22	10,489	-	-	10,511
Stock repurchased and retired (Note 9(e))	-	-	-	-	-	-	(4,118,337)	(41)	(11,958)	-	-	(11,999)
Dividends on series B preferred stock (Note 9(b))	-	-	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Other comprehensive loss	-	-	-	-	-	-	-	-	-	(40)	-	(40)
BALANCE, December 31, 2020	2,600,000	26	10,675	$ -	-	$ -	89,275,002	$ 893	$ 1,020,164	69	$ (592,582)	$ 428,570
Net income	-	-	-	-	-	-	-	-	-	-	57,394	57,394
Issuance of Series D Preferred Stock (Note 9(d))	-	-	-	-	400	-	-	-	254	-	-	254
Issuance of restricted stock and compensation cost (Note 9(h))	-	-	-	-	-	-	8,260,000	83	7,359	-	-	7,442
Stock repurchased and retired (Note 9(e))	-	-	-	-	-	-	(12,862,744)	(129)	(45,240)	-	-	(45,369)
Dividends on series B preferred stock (Note 9(b))	-	-	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Dividends on common stock (Note 9(f))	-	-	-	-	-	-	-	-	-	-	(8,820)	(8,820)
OceanPal Inc. spinoff (Note 9(g))	-	-	-	-	-	-	-	-	-	-	(40,509)	(40,509)
Other comprehensive income	-	-	-	-	-	-	-	-	-	2	-	2
BALANCE, December 31, 2021	2,600,000	$ 26	10,675	$ -	400	$ -	84,672,258	$ 847	$ 982,537	$ 71	$ (590,286)	$ 393,195
											119,063	119,063
Net income	-	-	-	-	-	-	1,670,000	15	9,267	-	-	9,282
Issuance of restricted stock and compensation cost (Note 9(h))	-	-	-	-	-	-	(820,000)	(8)	(3,791)	-	-	(3,799)
Stock repurchased and retired (Note 9(e))	-	-	-	-	-	-	877,581	9	5,313	-	-	5,322
Issuance of common stock (Note 9(e))	-	-	-	-	-	-	16,653,780	164	67,689	-	-	67,853
Issuance of common stock for vessel acquisitions (Notes 4 and 9(e))	-	-	-	-	-	-	-	-	-	-	(5,769)	(5,769)
Dividends on series B preferred stock (Note 9(b))	-	-	-	-	-	-	-	-	-	-	(79,812)	(79,812)
Dividends on common stock (Note 9(f))	-	-	-	-	-	-	-	-	-	-	(18,189)	(18,189)
Dividends in kind (Note 9(g))	-	-	-	-	-	-	-	-	-	182	-	182
Other comprehensive income	2,600,000	$ 26	10,675	$ -	400	$ -	102,653,619	$ 1,027	$ 1,061,015	$ 253	$ (574,993)	$ 487,328
BALANCE, December 31, 2022												

The accompanying notes are an integral part of these consolidated financial statements.

DIANA SHIPPING INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2021 and 2020
(Expressed in thousands of U.S. Dollars)

	2022	2021	2020
Cash Flows from Operating Activities:			
Net income/(loss)	$ 119,063	$ 57,396	$ (136,197)
Adjustments to reconcile net income/(loss) to net cash from operating activities:			
Depreciation and amortization of deferred charges	43,326	40,492	42,991
Asset impairment loss (Note 2(l))	-	-	104,395
Amortization of debt issuance costs (Note 11)	2,286	1,865	1,066
Compensation cost on restricted stock (Note 9(h))	9,282	7,462	10,511
Provision for credit loss and write offs (Note 2(p) and 3(c))	133	300	-
Dividend income (Note 3(f))	(100)	(69)	-
Pension and other postretirement benefits	182	2	(40)
(Gain)/loss on sale of vessels (Notes 4)	(2,850)	(1,360)	1,085
Gain on dividend distribution (Note 3(f))	(589)	-	-
(Gain)/loss on extinguishment of debt (Note 6)	435	980	(376)
Gain on OceanPal spinoff (Note 3(f))	-	(15,252)	-
(Gain)/loss from equity method investments (Note 3(c))	(896)	333	1,110
(Increase) / Decrease			
Accounts receivable, trade	(3,427)	1,568	2,627
Due from related parties	736	(56)	(1,173)
Inventories	1,768	(1,581)	809
Prepaid expenses and other assets	(1,265)	1,759	1,967
Other non-current assets	(16)	(1,177)	(252)
Increase / (Decrease)			
Accounts payable, trade and other	1,465	1,219	(2,836)
Due to related parties	(72)	156	(31)
Accrued liabilities	3,956	(2,610)	(780)
Deferred revenue	2,026	2,890	310
Other non-current liabilities	(218)	(57)	168
Drydock cost	(16,368)	(6,531)	(10,122)
Net cash provided by Operating Activities	$ 158,859	$ 89,705	$ 17,236
Cash Flows from Investing Activities:			
Payments to acquire vessels and vessel improvements (Note 4)	(230,302)	(17,393)	(6,001)
Proceeds from sale of vessels, net of expenses (Note 4)	6,372	33,731	15,623
Proceeds from sale of related party investment	-	-	1,500
Time deposits (Note 2(e))	(46,500)	-	-
Payments to joint venture (Note 3(c))	-	(375)	(500)
Investment in spun-off subsidiary (Note 3(f))	-	(1,000)	-
Payments to acquire furniture and fixtures (Note 5)	(667)	(1,600)	(138)
Net cash provided by Investing Activities	$ (273,097)	$ 13,363	$ 10,484
Cash Flows from Financing Activities:			
Proceeds from issuance of long-term debt and finance liabilities (Notes 6 and 7)	275,133	101,279	-
Proceeds from issuance of common stock, net of expenses (Note 9(e))	5,266	-	-
Proceeds from issuance of preferred stock, net of expenses (Note 9(d))	-	256	-
Payments of dividends, preferred stock (Note 9(b))	(5,769)	(5,769)	(5,769)
Payments of dividends, common stock (Note 9(f))	(79,812)	(8,820)	-
Payments for repurchase of common stock (Note 9(e))	(3,799)	(45,369)	(11,999)
Payments of financing costs (Notes 6 and 7)	(3,302)	(7,594)	(567)
Repayments of long-term debt and finance liabilities (Notes 6 and 7)	(102,839)	(93,170)	(56,762)
Net cash used in Financing Activities	$ 84,878	$ (59,189)	$ (73,097)
Net Cash Provided by / (Used in) Financing Activities Cash,	(29,360)	43,879	(45,379)
Cash Equivalents and Restricted Cash, Period Increase/(Decrease) Cash,	126,788	82,909	128,288
Cash Equivalents and Restricted Cash, Beginning Balance Cash,	$ 97,428	$ 126,788	$ 82,909
Cash Equivalents and Restricted Cash, Ending Balance			
RECONCILIATION OF CASH, CASH EQUIVALENTS AND RESTRICTED CASH			
Cash and cash equivalents	76,428	110,288	62,909
Restricted cash, non-current	21,000	16,500	20,000
Cash, Cash Equivalents and Restricted Cash, Total	$ 97,428	$ 126,788	$ 82,909
SUPPLEMENTAL CASH FLOW INFORMATION			
Non-cash acquisition of assets (Note 4)	$ 136,038	-	-
Non-cash debt assumed (Note 6)	20,571	-	-
Stock issued in noncash financing activities (Note 4)	67,909	-	-
Transfer to investments (Note 4)	1,370	461	2,676
Non-cash finance liability (Note 7)	47,782	-	-
Interest paid	$ 21,306	$ 19,608	21,397

The accompanying notes are an integral part of these consolidated financial statements.

1. Basis of Presentation and General Information

The accompanying consolidated financial statements include the accounts of Diana Shipping Inc., or DSI, and its wholly-owned subsidiaries (collectively, the "Company"). DSI was formed on March 8, 1999 as Diana Shipping Investment Corp. under the laws of the Republic of Liberia. In February 2005, the Company's articles of incorporation were amended. Under the amended articles of incorporation, the Company was renamed Diana Shipping Inc. and was re-domiciled from the Republic of Liberia to the Republic of the Marshall Islands.

The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and bareboat charter in of dry bulk carrier vessels. The Company operates its own fleet through Diana Shipping Services S.A. (or "DSS"), a wholly owned subsidiary and through Diana Wilhelmsen Management Limited, or DWM, a 50% owned joint venture (Note 3). The fees paid to DSS are eliminated in consolidation.

The outbreak of war between Russia and the Ukraine has disrupted supply chains and caused instability in the energy markets and the global economy, which have experienced significant volatility. The United States and the European Union, among other countries, have announced sanctions against Russia, including sanctions targeting the Russian oil sector, among those a prohibition on the import of oil and coal from Russia to the United States.

As of December 31, 2022, and during the year ended December 31, 2022, the Company's operations, or counterparties, have not been significantly affected by the war in Ukraine and their implications, however, as volatility continues it is difficult to predict the long-term impact on the industry and on the Company's business and it is possible that in the future third parties with whom the Company has or will have contracts may be impacted by such events and sanctions. The Company is constantly monitoring the developing situation, as well as its charterers' and other counterparties' response to the market and continuously evaluates the effect on its operations. As events continue to evolve and additional information becomes available, the Company's estimates may change in future periods.

2. Significant Accounting Policies

a) Principles of Consolidation: The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include the accounts of Diana Shipping Inc. and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated upon consolidation. Under Accounting Standards Codification ("ASC") 810 "Consolidation", the Company consolidates entities in which it has a controlling financial interest, by first considering if an entity meets the definition of a variable interest entity ("VIE") for which the Company is deemed to be the primary beneficiary under the VIE model, or if the Company controls an entity through a majority of voting interest based on the voting interest model. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist. For entities in which the Company has a variable interest, the Company determines if the entity is a VIE by considering whether the entity's equity investment at risk is sufficient to finance its activities without additional subordinated financial support and whether the entity's at-risk equity holders have the characteristics of a controlling financial interest. In performing the analysis of whether the Company is the primary beneficiary of a VIE, the Company considers whether it individually has the power to direct the activities of the VIE that most significantly affect the entity's performance and also has the obligation to absorb losses or the right to receive benefits of the VIE that could potentially be significant to the VIE. The Company had identified it had variable interests in DWM, as it was considered that all of its activities either involved or were conducted on behalf of the Company and its related parties but was not the primary beneficiary. The Company has reconsidered this initial determination and determined that since DWM meets the definition of a business and the Company does not have any obligations to absorb losses of the joint venture, DWM is not a VIE. If the Company holds a variable interest in an entity that previously was not a VIE, it reconsiders whether the entity has become a VIE.

b) Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Other Comprehensive Income / (Loss): The Company separately presents certain transactions, which are recorded directly as components of stockholders' equity. Other Comprehensive Income / (Loss) is presented in a separate statement.

d) Foreign Currency Translation: The functional currency of the Company is the U.S. dollar because the Company's vessels operate in international shipping markets, and therefore primarily transact business in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities which are denominated in other currencies are translated into U.S. dollars at the year-end exchange rates. Resulting gains or losses are included in other operating (income)/loss in the accompanying consolidated statements of operations.

e) Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of up to about three months to be cash equivalents. Time deposits with maturity above three months are removed from cash and cash equivalents and are separately presented as time deposits. Restricted cash consists mainly of cash deposits required to be maintained at all times under the Company's loan facilities (Note 6).

f) Accounts Receivable, Trade: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire from lease agreements, net of provisions for doubtful accounts, if any. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. As of December 31, 2022 and 2021 there was no provision for doubtful accounts. The Company does not recognize interest income on trade receivables as all balances are settled within a year.

g) Inventories: Inventories consist of lubricants and victualling which are stated, on a consistent basis, at the lower of cost or net realizable value. Net realizable value is the estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal, and transportation. When evidence exists that the net realizable value of inventory is lower than its cost, the difference is recognized as a loss in earnings in the period in which it occurs. Cost is determined by the first in, first out method. Amounts removed from inventory are also determined by the first in first out method. Inventories may also consist of bunkers, when on the balance sheet date, a vessel is without employment. Bunkers, if any, are also stated at the lower of cost or net realizable value and cost is determined by the first in, first out method.

h) Vessel Cost: Vessels are stated at cost which consists of the contract price and any material expenses incurred upon acquisition or during construction. Expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise, these amounts are charged to expense as incurred. Interest cost incurred during the assets' construction periods that theoretically could have been avoided if expenditure for the assets had not been made is also capitalized. The capitalization rate, applied on accumulated expenditures for the vessel, is based on interest rates applicable to outstanding borrowings of the period.

i) Vessels held for sale: The Company classifies assets as being held for sale when the respective criteria are met. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. The fair value less cost to sell of an asset held for sale is assessed at each reporting period it remains classified as held for sale. When the plan to sell an asset changes, the asset is reclassified as held and used, measured at the lower of its carrying amount before it was recorded as held for sale, adjusted for depreciation, and the asset's fair value at the date of the decision not to sell.

j) Sale and leaseback: In accordance with ASC 842-40 in a sale-leaseback transaction where the sale of an asset and leaseback of the same asset by the seller is involved, the Company, as seller-lessee, should firstly determine whether the transfer of an asset shall be accounted for as a sale under ASC 606. For a sale to have occurred, the control of the asset would need to be transferred to the buyer and the buyer would need to obtain substantially all the benefits from the use of the asset. As per the aforementioned guidance, sale and leaseback transactions, which include an obligation for the Company, as seller-lessee, to repurchase the asset, or other situations where the leaseback would be classified as a finance lease, are determined to be failed sales under ASC 842-40. Consequently, the Company does not derecognize the asset from its balance sheet and accounts for any amounts received under the sale and leaseback agreement as a financing arrangement.

k) Property and equipment: The Company owns the land and building where its offices are located. The Company also owns part of

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

a plot acquired for office use (Note 5). Land is stated at cost and it is not subject to depreciation. The building has an estimated useful life of 55 years with no residual value. Furniture, office equipment and vehicles have a useful life of 5 years, except for a car owned by the Company, which has a useful life of 10 years. Computer software and hardware have a useful life of three years. Depreciation is calculated on a straight-line basis.

l) Impairment of Long-Lived Assets: Long-lived assets are reviewed for impairment whenever events or changes in circumstances (such as market conditions, obsolesce or damage to the asset, potential sales and other business plans) indicate that the carrying amount of an asset may not be recoverable. When the estimate of undiscounted projected net operating cash flows, excluding interest charges, expected to be generated by the use of an asset over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the asset for impairment loss. Measurement of the impairment loss is based on the fair value of the asset, determined mainly by third party valuations.

For vessels, the Company calculates undiscounted projected net operating cash flows by considering the historical and estimated vessels' performance and utilization with the significant assumption being future charter rates for the unfixed days, using the most recent 10-year average of historical 1 year time charter rates available for each type of vessel over the remaining estimated life of each vessel, net of commissions. Historical ten-year blended average one-year time charter rates are in line with the Company's overall chartering strategy, they reflect the full operating history of vessels of the same type and particulars with the Company's operating fleet and they cover at least a full business cycle, where applicable. When the 10-year average of historical 1 year time charter rates is not available for a type of vessels, the Company uses the average of historical 1 year time charter rates of the available period. Other assumptions used in developing estimates of future undiscounted cash flow are charter rates calculated for the fixed days using the fixed charter rate of each vessel from existing time charters, the expected outflows for scheduled vessels' maintenance, vessel operating expenses, fleet utilization, and the vessels' residual value if sold for scrap. Assumptions are in line with the Company's historical performance and its expectations for future fleet utilization under its current fleet deployment strategy. This calculation is then compared with the vessels' net book value plus unamortized deferred costs. The difference between the carrying amount of the vessel plus unamortized deferred costs and their fair value is recognized in the Company's accounts as impairment loss.

The Company's impairment assessment resulted in the recognition of impairment on certain vessels' carrying value in 2020 amounting to $104,395. No impairment loss was identified or recorded in 2021 and 2022.

For property and equipment, the Company determines undiscounted projected net operating cash flows by considering an estimated monthly rent the Company would have to pay in order to lease a similar property, during the useful life of the building. No impairment loss was identified or recorded for 2022, 2021 and 2020 and the Company has not identified any other facts or circumstances that would require the write down of the value of its land or building in the near future.

m) Vessel Depreciation: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage (scrap) value. Each vessel's salvage value is equal to the product of its lightweight tonnage and estimated scrap rate. Management estimates the useful life of the Company's vessels to be 25 years from the date of initial delivery from the shipyard. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. When regulations place limitations over the ability of a vessel to trade on a worldwide basis, its remaining useful life is adjusted at the date such regulations are adopted.

n) Deferred Costs: The Company follows the deferral method of accounting for dry-docking and special survey costs whereby actual costs incurred are deferred and amortized on a straight-line basis over the period through the date the next survey is scheduled to become due. Unamortized deferred costs of vessels that are sold or impaired are written off and included in the calculation of the resulting gain or loss in the year of the vessel's sale (Note 4) or impairment.

o) Financing Costs: Fees paid for obtaining finance liabilities, fees paid to lenders for obtaining new loans, new bonds, or refinancing existing ones accounted as loan modification, are deferred and recorded as a contra to debt. Other fees paid for obtaining loan facilities not used at the balance sheet date are deferred. Fees relating to drawn loan facilities are amortized to interest and finance costs over the life of the related debt using the effective interest method and fees incurred for loan facilities not used at the balance sheet date are amortized

using the straight-line method according to their availability terms. Unamortized fees relating to loans or bonds repaid or repurchased or refinanced as debt extinguishment are written off in the period the repayment, prepayment, repurchase or extinguishment is made and included in the determination of gain/loss on debt extinguishment. Loan commitment fees are expensed in the period incurred, unless they relate to loans obtained to finance vessels under construction, in which case, they are capitalized to the vessels' cost.

p) Concentration of Credit Risk: Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The Company places its temporary cash investments, consisting mostly of deposits, with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit riskk.

q) Accounting for Revenues and Expenses: Revenues are generated from time charter agreements which contain a lease as they meet the criteria of a lease under ASC 842. Agreements with the same charterer are accounted for as separate agreements according to their specific terms and conditions. All agreements contain a minimum non-cancellable period and an extension period at the option of the charterer. Each lease term is assessed at the inception of that lease. Under a time charter agreement, the charterer pays a daily hire for the use of the vessel and reimburses the owner for hold cleanings, extra insurance premiums for navigating in restricted areas and damages caused by the charterers. Revenues from time charter agreements providing for varying annual rates are accounted for as operating leases and thus recognized on a straight-line basis over the non-cancellable rental periods of such agreements, as service is performed. The charterer pays to third parties port, canal and bunkers consumed during the term of the time charter agreement, unless they are for the account of the owner, in which case, they are included in voyage expenses. Voyage expenses also include commissions on time charter revenue (paid to the charterers, the brokers and the managers) and gain or loss from bunkers resulting mainly from the difference in the value of bunkers paid by the Company when the vessel is redelivered to the Company from the charterer under the vessel's previous time charter agreement and the value of bunkers sold by the Company when the vessel is delivered to a new charterer (Note 10). Under a time charter agreement, the owner pays for the operation and the maintenance of the vessel, including crew, insurance, spares and repairs, which are recognized in operating expenses. The Company, as lessor, has elected not to allocate the consideration in the agreement to the separate lease and non-lease components (operation and maintenance of the vessel) as their timing and pattern of transfer to the charterer, as the lessee, are the same and the lease component, if accounted for separately, would be classified as an operating lease. Additionally, the lease component is considered the predominant component, as the Company has assessed that more value is ascribed to the vessel rather than to the services provided under the time charter contracts. In time charter agreements apart from the agreed hire rate, the Company may be entitled to an additional income, such as ballast bonus. Ballast bonus is paid by charterers for repositioning the vessel. The Company analyzes terms of each contract to assess whether income from ballast bonus is accounted together with the lease component over the duration of the charter or as service component under ASC 606. Deferred revenue includes cash received prior to the balance sheet date for which all criteria to recognize as revenue have not been met.

r) Repairs and Maintenance: All repair and maintenance expenses including underwater inspection expenses are expensed in the year incurred. Such costs are included in vessel operating expenses in the accompanying consolidated statements of operations.

s) Earnings / (loss) per Common Share: Basic earnings / (loss) per common share are computed by dividing net income / (loss) available to common stockholders by the weighted average number of common shares outstanding during the year. Shares issuable at little or no cash consideration upon satisfaction of certain conditions, are considered outstanding and included in the computation of basic earnings/(loss) per share as of the date that all necessary conditions have been satisfied. Diluted earnings per common share, reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

t) Segmental Reporting: The Company engages in the operation of dry-bulk vessels which has been identified as one reportable segment. The operation of the vessels is the main source of revenue generation, the services provided by the vessels are similar and they all operate under the same economic environment. Additionally, the vessels do not operate in specific geographic areas, as they trade worldwide; they do not trade in specific trade routes, as their trading (route and cargo) is dictated by the charterers; and the Company does not evaluate the operating results for each type of dry bulk vessels (i.e. Panamax, Capesize etc.) for the purpose of making decisions about allocating resources and assessing performance.

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

u) Fair Value Measurements: The Company classifies and discloses its assets and liabilities carried at fair value in one of the following categories: Level 1: Quoted market prices in active markets for identical assets or liabilities; Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data; Level 3: Unobservable inputs that are not corroborated by market data.

v) Share Based Payments: The Company issues restricted share awards which are measured at their grant date fair value and are not subsequently re-measured. That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service unless the board of directors determines otherwise. Forfeitures of awards are accounted for when and if they occur. If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

w) Equity method investments: Investments in common stock in entities over which the Company exercises significant influence but does not exercise control are accounted for by the equity method of accounting. Under this method, the Company records such an investment at cost and adjusts the carrying amount for its share of the earnings or losses of the entity subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received, if any, reduce the carrying amount of the investment. When the carrying value of an equity method investment is reduced to zero because of losses, the Company does not provide for additional losses unless it is committed to provide further financial support to the investee. As of December 31, 2021, the Company's investment in DWM is classified as a liability because the Company absorbed such losses (Note 3(c)). The Company also evaluates whether a loss in value of an investment that is other than a temporary decline should be recognized. Evidence of a loss in value might include absence of an ability to recover the carrying amount of the investment or inability of the investee to sustain an earnings capacity that would justify the carrying amount of the investment.

x) Going concern: : Management evaluates, at each reporting period, whether there are conditions or events that raise substantial doubt about the Company's ability to continue as a going concern within one year from the date the financial statements are issued.

y) Shares repurchased and retired: The Company's shares repurchased for retirement, are immediately cancelled and the Company's share capital is accordingly reduced. Any excess of the cost of the shares over their par value is allocated in additional paid-in capital, in accordance with ASC 505-30-30, Treasury Stockk.

z) Financial Instruments, credit losses: At each reporting date, the Company evaluates its financial assets individually for credit losses and presents such assets in the net amount expected to be collected on such financial asset. When financial assets present similar risk characteristics, these are evaluated on a collective basis. When developing an estimate of expected credit losses, the Company considers available information relevant to assessing the collectability of cash flows such as internal information, past events, current conditions and reasonable and supportable forecasts. As of December 31, 2021, the Company assessed the financial condition of DWM, changed its estimate on the recoverability of its receivable due from DWM relating to the fine paid by the Company on behalf of DWM (Notes 3(c) and 8(b)) and determined that part of the amount may not be recoverable. As a result, the Company recorded as of December 31, 2021, an allowance for credit losses amounting to $300, based on probability of default as there was no previous loss record. The allowance for credit losses was included in "Other operating (income)/loss" in the 2021 accompanying consolidated statements of operations. The allowance was reversed in 2022 as the full amount was recovered and its reversal is included in "Other operating (income)/loss" in the 2022 accompanying consolidated statements of operations. No credit losses were identified and recorded in 2020 and 2022.

aa) Financial Instruments, Recognition and Measurement: A: According to ASC 321-10-35-2, the Company has elected to measure equity securities without a readily determinable fair value, that do not qualify for the practical expedient in ASC 820 Fair Value Measurement to estimate fair value using the NAV per share (or its equivalent), at its cost minus impairment, if any. If the Company identifies observable price changes in orderly transactions for the identical or a similar investment of the same issuer, it shall measure equity securities at fair value as of the date that the observable transaction occurred. The Company shall continue to apply this measurement until the investment does not qualify to be measured in accordance with this paragraph. At each reporting period, the Company reassesses whether an equity investment without a readily determinable fair value qualifies to be measured in accordance with this paragraph. The Company may subsequently elect to measure equity securities at fair value and the election to measure securities at fair value shall be irrevocable. Any

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

resulting gains or losses on the securities for which that election is made shall be recorded in earnings at the time of the election. At each reporting period, the Company also evaluates indicators such as the investee's performance and its ability to continue as going concern and market conditions, to determine whether an investment is impaired in which case, the Company will estimate the fair value of the investment to determine the amount of the impairment loss.

ab) Non-monetary transactions and spinoffs: Non-monetary transactions are recorded based on the fair values of the assets (or services) involved unless the fair value of neither the asset received, nor the asset relinquished is determinable within reasonable limits. Also, under ASC 845-10-30-10 Nonmonetary Transactions, Overall, Initial Measurement, Nonreciprocal Transfers with Owners and ASC 505-60 Spinoffs and Reverse Spinoffs, if the pro-rata spinoff of a consolidated subsidiary or equity method investee does not meet the definition of a business under ASC 805, the nonreciprocal transfer of nonmonetary assets is accounted for at fair value, if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution, and the spinor recognizes a gain or loss for the difference between the fair value and book value of the spinee. A transaction is considered pro rata if each owner receives an ownership interest in the transferee in proportion to its existing ownership interest in the transferor (even if the transferor retains an ownership interest in the transferee). In accordance with ASC 805 Business Combinations: Clarifying the Definition of a Business, if substantially all of the fair value of the gross assets distributed in a spinoff are concentrated in a single identifiable asset or group of similar identifiable assets, then the spinoff of a consolidated subsidiary does not meet the definition of a business (Note 3(f)). Other nonreciprocal transfers of nonmonetary assets to owners are accounted for at fair value if the fair value of the nonmonetary asset distributed is objectively measurable and would be clearly realizable to the distributing entity in an outright sale at or near the time of the distribution.

ac) Contracts in entity's equity: Under ASC 815-40 contracts that require settlement in shares are considered equity instruments, unless an event that is not in the entity's control would require net cash settlement. Additionally, the entity should have sufficient authorized and unissued shares, the contract contains an explicit share limit, there is no requirement to net cash settle the contract in the event the entity fails to make timely filings with the Securities and Exchange Commission (SEC) and there are no cash settled top-off or make-whole provisions. The Company follows the provision of ASC 480 "Distinguishing Liabilities from Equity" and ASC 815 "Derivatives and Hedging" to determine whether the warrants issued should be classified as permanent equity, temporary equity or liability. The Company has determined that warrants are free standing instruments and are out of scope of ASC 480 and meet all criteria for equity classification.

New Accounting Pronouncements - Not Yet Adopted

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform. ASU 2020-04 applies to contracts that reference LIBOR or another reference rate expected to be terminated because of reference rate reform. The amendments in this Update are effective for all entities as of March 12, 2020 through December 31, 2022. An entity may elect to apply the amendments for contract modifications by Topic or Industry Subtopic as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or prospectively from a date within an interim period that includes or is subsequent to March 12, 2020, up to the date that the financial statements are available to be issued. Once elected for a Topic or an Industry Subtopic, the amendments in this Update must be applied prospectively for all eligible contract modifications for that Topic or Industry Subtopic. An entity may elect to apply the amendments in this Update to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020 and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. An entity may elect certain optional expedients for hedging relationships that exist as of December 31, 2022 and maintain those optional expedients through the end of the hedging relationship. In December 2022, the FASB issued ASU No. 2022-06, Deferral of the Sunset Date of Reference Rate Reform (Topic 848). Topic 848 provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., LIBOR) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU deferred the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. The Company is exposed to LIBOR and LIBOR changes under its loan agreements with several banks. As of December 31, 2022, the Company used LIBOR and will continue to use LIBOR until it is discontinued or replaced by another rate to be agreed with the related banks. During 2022, the Company entered into a new loan agreement and elected to use term SOFR as a replacement for LIBOR and it is probable that it will use the same rate when the agreements under LIBOR are modified. The Company does not expect that the change of LIBOR to term SOFR will have a significant impact in its results of operations and cash flows.

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

3. Transactions with related parties

a) Altair Travel Agency S.A. ("Altair"): The Company uses the services of an affiliated travel agent, Altair, which is controlled by the Company's Chairman of the Board. Travel expenses for 2022, 2021 and 2020 amounted to $2,644, $2,210 and $1,854, respectively, and are mainly included in "Vessels, net book value", "Vessel operating expenses" and "General and administrative expenses" in the accompanying consolidated financial statements. As of December 31, 2022 and 2021, an amount of $136 and $138, respectively, was payable to Altair and is included in "Due to related parties" in the accompanying consolidated balance sheets.

b) Steamship Shipbroking Enterprises Inc. or Steamship: Steamship is a company controlled by the Company's Chairman of the Board which provides brokerage services to DSI for a fixed monthly fee plus commission on the sale of vessels, pursuant to a Brokerage Services Agreement. For 2022, 2021 and 2020 brokerage fees amounted to $3,309, $3,309 and $2,653, respectively, and are included in "General and administrative expenses" in the accompanying consolidated statements of operations. For 2022, 2021, and 2020, commissions on the sale and purchase of vessels amounted to $1,219, $712 and $576, respectively and are included in the calculation of impairment charge when the vessels were recorded at fair value less cost to sell, or the gain/loss on the sale of vessels. As of December 31, 2022 and 2021, there was no amount due to Steamship.

c) Diana Wilhelmsen Management Limited, or DWM: DWM is a joint venture between Diana Ship Management Inc., a wholly owned subsidiary of DSI, and Wilhelmsen Ship Management Holding AS, an unaffiliated third party, each holding 50% of DWM. The DWM office is located in Athens, Greece. During 2021 and 2020, each 50% shareholder of DWM contributed an amount of $375 and $500, respectively, as additional investment to DWM. As of December 31, 2022, the investment in DWM amounted to $506 and is separately presented in "Equity method investments" in the accompanying 2022 consolidated balance sheet and as of December 31, 2021, the investment in DWM was a liability amounting to $388 and is included in "Due to related parties" in the accompanying 2021 consolidated balance sheet. In 2022, the investment in DWM resulted in gain of $894, and in 2021 and in 2020, resulted in a loss of $333 and $1,110, respectively, included in "Gain/(loss) from equity method investments" in the accompanying consolidated statements of operations.

From October 8, 2019 until May 24, 2021, DSS outsourced the management of certain vessels to DWM for which DSS was paying a fixed monthly fee per vessel and a percentage of those vessels' gross revenues. On May 24, 2021, the management of the same vessels was transferred to DWM directly, whereas the vessel owning companies of these vessels entered into new management agreements with DWM under which they pay a fixed monthly fee and a percentage of their gross revenues. Management fees paid to DWM in 2022, 2021 and 2020 amounted to $511, $1,432 and $2,017, respectively, and are separately presented as "Management fees to related party" in the accompanying consolidated statements of operations. Additionally, in 2022, the Company paid to DWM management fees amounting to $272, included in "Advances for vessel acquisitions" and "Vessels, net", relating to the management of four Ultramax vessels the Company assigned to DWM with new management agreements and incurred during the predelivery period of the vessels. Commissions for 2022, 2021 and 2020 amounted to $162, $200 and $353, respectively, and are included in "Voyage expenses" (Note 10). As of December 31, 2022 and 2021, there was an amount of $216 and $952 due from DWM, included in "Due from related parties" in the accompanying consolidated balance sheets (Note 8(b)). As of December 31, 2021, the amount due from related parties includes a provision of $300 for credit losses (Note 2 (z)), which in 2022 was reversed, as the due amount was collected).

d) Series D Preferred Stock: On June 22, 2021, the Company issued 400 shares Series D Preferred Stock, to an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou for an aggregate purchase price of $254 net of expenses (Note 9).

e) Sale and purchase of Bond by executives: On June 22, 2021, entities affiliated with executive officers and directors of the Company sold their bonds of the Company's 9.5% Senior Unsecured Bond and participated in the 8.375% Senior Unsecured Bond with an aggregate principal amount of $21,000 (Note 6).

f) OceanPal Inc., or OceanPal: in November 2021, the Company entered into a Contribution and Conveyance agreement with its wholly owned subsidiary OceanPal, to contribute to it three of its shipowning subsidiaries and working capital of $1,000 in exchange for 500,000 of OceanPal's Series B Preferred Shares, 10,000 of OceanPal's Series C Convertible Preferred Shares, and 100% of the common shares of OceanPal to be issued and outstanding on the spinoff with cancellation of the existing outstanding common shares. On November 29, 2021, the Company completed a pro rata distribution of the common stock of OceanPal to the Company's stockholders of record as of the close

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

of business on November 3, 2021. Each of the Company's stockholders received one share of OceanPal Inc. common stock for each ten shares of the Company's common stock held as of the close of business on November 3, 2021. As of December 31, 2021, the Company evaluated OceanPal's spinoff and concluded that it was a pro rata distribution to the owners of the Company of shares of a consolidated subsidiary that does not meet the definition of a business under ASC 805 Business Combinations, as the fair value of the gross assets contributed to OceanPal was concentrated in a group of similar identifiable assets, the vessels. The Company also assessed that the fair value of the nonmonetary assets transferred to OceanPal was objectively measurable and clearly realizable to the transferor in an outright sale at or near the time of the distribution. The spinoff was measured at fair value and a gain of $15,252, being the difference between the fair value and book value of the OceanPal, was recognized and separately presented as "Gain on spinoff of OceanPal Inc." in the accompanying consolidated statements of operations.

The fair value of the assets contributed, amounting to $48,084 less the fair value of 500,000 of OceanPal's Series B Preferred Shares and 10,000 of OceanPal's Series C Convertible Preferred Shares, issued by OceanPal to Diana in connection with the transaction, amounting to $7,575, was recorded as dividend in the Company's consolidated statement of stockholders' equity for the year ended December 31, 2021. The fair value of the vessels was measured on the date of the spinoff, on November 29, 2021, and was determined through Level 2 inputs of the fair value hierarchy by taking into consideration third party valuations which were based on the last done deals of sale of vessels, on a charter free basis, with similar characteristics, such as type, size and age at the specific dates. The fair value of the remaining assets contributed approximated their carrying value.

Since the spinoff, the Company is the holder of Series B Preferred Shares and Series C Convertible Preferred Shares of OceanPal, or together the "OceanPal Shares". Series B Preferred Shares entitle the holder to 2,000 votes on all matters submitted to vote of the stockholders of the Company, provided however, that the total number of votes shall not exceed 34% of the total number of votes, provided further, that the total number of votes entitled to vote, including common stock or any other voting security, would not exceed 49% of the total number of votes.

Series C Preferred Shares do not have voting rights unless related to amendments of the Articles of Incorporation that adversely alter the preference, powers or rights of the Series C Preferred Shares or to issue Parity Stock or create or issue Senior Stock. Series C Preferred Shares have become convertible into common stock at the Company's option since the first anniversary of the issue date, at a conversion price equal to the lesser of $6.5 and the 10-trading day trailing VWAP of OceanPal's common shares, subject to adjustments. Additionally, Series C Preferred Shares have a cumulative preferred dividend accruing at the rate of 8% per annum, payable in cash or, at OceanPal's election, in kind and has a liquidation preference equal to the stated value of $10,000. As there was no observable market for the OceanPal Shares, at the spinoff the Series B Preferred Shares were recorded at their par value, or $5, which the Company assessed was the fair value, and Series C Preferred Shares were recorded at $7,570, being the fair value of the shares determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third party valuation based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

During 2022 and for the period from the spinoff to December 31, 2021, the Company assessed the existence of an observable market for the OceanPal Shares, the existence of observable price changes for identical or similar investments of the same issuer and the existence of any indications for impairment. As per the Company's assessment no such have been identified as of December 31, 2022 and 2021 and for the periods then ended and the investments continued to qualify to be measured at cost. As of December 31, 2022 and 2021, the aggregate value of investments without readily determinable fair values amounted to $7,744 and $7,644, respectively, including accrued dividends of $169 and $69, respectively, and are separately presented as "Investments in related party" in the accompanying consolidated balance sheets. Additionally, as of December 31, 2021, an amount of $70 was due to OceanPal, as a result of the spinoff, included in "Due to related parties", which was settled in 2022.

On September 20, 2022, OceanPal issued 25,000 Series D Preferred Shares, par value $0.01 per share, as part of the consideration provided to the Company for the acquisition of Baltimore, which was sold to OceanPal, pursuant to a Memorandum of Agreement dated June 13, 2022, for $22,000 before commissions, of which $4,400 was in cash and the balance of $17,600 through the Series D Preferred shares (Note 4). The Company has initially measured its investments on Series D preferred shares at their fair value on their issuance date on September 20, 2022 and has elected to subsequently measure such investments in accordance with the paragraph ASC 321-10-35-2 (Note 2(aa)). The fair value of Series D Preferred Shares, of $17,600, was determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation which was based on the income approach, taking into account the present value of the

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

future cash flows the Company expects to receive from holding the equity instrument. The shares are convertible into common stock at the Company's option, provided however that the Company would not beneficially own greater than 49% of the outstanding shares of common stock; they have no voting rights; they have a cumulative dividend accruing at the rate of 7% per annum payable in cash or, at OceanPal's election, in PIK shares (Series D Preferred shares issued to the holder in lieu of cash dividends); and they have a liquidation preference equal $1,000 per share. From the date of the acquisition of the investment in Series D preferred shares and up to the date of its distribution to the Company's shareholders (see discussion below), the Company did not identify any indications for impairment or any observable prices for identical or similar investments of the same issuer.

On December 15, 2022, the Company distributed those shares as non-cash dividend (dividend in kind) to its shareholders of record on November 28, 2022. The shareholders had the option to receive Series D Preferred Shares or common shares of OceanPal at the conversion rate determined before distribution according to the terms of the designation statement. The Company's shareholders received 72,011,457 common shares of OceanPal, and 9,172 Series D Preferred Shares. The Company accounted for the transaction as a nonreciprocal transfer with its owners in accordance with ASC 845 and measured their fair value on the date of declaration at $18,189. The fair value of the Series D Preferred Shares was determined through Level 2 inputs of the fair value hierarchy, by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument. This resulted in gain of $589, being the difference between the fair value and the carrying value of the investment and is separately presented as "Gain on dividend distribution" in the accompanying consolidated statements of operations.

During 2022 and 2021, dividend income deriving from the Company's investments in OceanPal amounted to $917 and $69, respectively.

4 Advances for vessel acquisitions and Vessels, net

Advances for Vessel Acquisitions

As of December 31, 2022 and 2021, advances for vessel acquisitions amounted to $24,123 and $16,287, respectively, and related to advances paid and predelivery costs incurred for the acquisition of the vessels described below. As of December 31, 2022, an amount of $20,571 included in advances for vessels acquisitions was held at an escrow account of the designated escrow agent and were the funds borrowed for the acquisition of one vessel which was delivered to the Company in January 2023 (Note 15).

Vessel Acquisitions

On July 15, 2021 the Company signed, through a separate wholly owned subsidiary, a Memorandum of Agreement to acquire from an unaffiliated third party, the 2011 built Kamsarmax dry bulk vessel Leonidas P.C., for a purchase price of $22,000. The Company paid an advance of $4,400, being 20% of the purchase price, included in Advances for vessel acquisitions, in the accompanying 2021 consolidated balance sheet. The balance of the purchase price was paid on the vessel's delivery on February 16, 2022, and the advance and predelivery costs were transferred to Vessels. The Company incurred $927 of additional predelivery expenses.

On December 3, 2021, the Company signed, through a separate wholly owned subsidiary, a Memorandum of Agreement to acquire from an unaffiliated third party, the Capesize dry bulk vessel Florida, being under construction, for a purchase price of $59,275. The Company paid an amount of $11,855, being 20% advance of the purchase price included in Advances for vessel acquisitions, in the accompanying 2021 consolidated balance sheet. The balance of the purchase price was paid on the vessel's delivery on March 29, 2022 and the advance and predelivery costs were transferred to Vessels. The Company incurred $1,504 of additional predelivery expenses.

On August 10, 2022, the Company entered into a master agreement with Sea Trade Holdings Inc. (or "Sea Trade"), an unaffiliated third party, to acquire nine Ultramax vessels for an aggregate purchase price of $330,000, of which $220,000 would be paid in cash and $110,000 through an aggregate of 18,487,393 newly issued common shares of the Company, issuable on the delivery of each vessel. In addition to the master agreement, in August 2022, the Company entered into nine separate memoranda of agreement for the acquisition of each vessel and issued nine warrants to Sea Trade, for the issuance of the shares, exercisable on the delivery date of each vessel. During the fourth quarter of 2022, the Company took delivery of eight vessels for an aggregate value of $263,719, of which $67,909 was the value of the newly issued common shares (Notes 9 and 14) and $4,364 of additional predelivery expenses. The value of the shares was determined based on the closing price of the Company's common stock on the date of delivery of each vessel, which was also the date of issuance, determined through Level 1 inputs of the fair value hierarchy. Also, as of December 31, 2022, an amount of $24,123 was presented in Advances for vessel acquisitions being part of the purchase price for the acquisition of the ninth vessel, and additional predelivery expenses, amounting

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

to $169 (Note 15).

Vessel Disposals

On March 16, 2021, the Company through a separate wholly owned subsidiary entered into a Memorandum of Agreement to sell to an unaffiliated third party the vessel Naias, for a sale price of $11,250 before commissions. At the date of the agreement to sell the vessel, the vessel was measured at the lower of its carrying amount or fair value (sale price) less costs to sell, which was the vessel's carrying value at $9,010, and was classified in current assets as vessel held for sale, according to the provisions of ASC 360, as all criteria required for this classification were met. The vessel was delivered to the buyer on July 30, 2021 and the sale of the vessel resulted in gain amounting to $1,564, included in "(Gain)/loss on sale of vessels" in the consolidated statement of operations.

On June 13, 2022, the Company through a separate wholly owned subsidiary entered into a Memorandum of Agreement to sell to OceanPal, the vessel Baltimore, for a sale price of $22,000 before commissions (Note 3 (f)). On the date of the agreement, the vessel was classified as held for sale according to the provisions of ASC 360, as all criteria required for this classification were met, at carrying value of $16,722 and unamortized deferred costs of $41, measured at the lower of carrying value and fair value (sale price) less costs to sell. The vessel was delivered to OceanPal on September 20, 2022 and the sale resulted in gain amounting to $2,850, included in "(Gain)/loss on sale of vessels" in the consolidated statement of operations.

The amounts reflected in Vessels, net in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$ 872,431	$ (156,253)	$ 716,178
- Additions for improvements	1,106	-	1,106
- Additions for improvements reclassified from other non-current assets	441	-	441
- Vessel disposals	(16,120)	7,110	(9,010)
- Vessels contributed to OceanPal	(47,429)	17,127	(30,302)
- Depreciation for the year	-	(34,963)	(34,963)
Balance, December 31, 2021	$ 810,429	$ (166,979)	$ 643,450
- Additions for vessel acquisitions and improvements	358,504	-	358,504
- Additions for improvements reclassified from other non-current assets	1,370	-	1,370
- Vessel disposals	(29,175)	12,453	(16,722)
- Depreciation for the year	-	(36,986)	(36,986)
Balance, December 31, 2022	$ 1,141,128	$ (191,512)	$ 949,616

Addtions for vessel improvements mainly relate to the implementation of ballast water treatment and other works necessary for the vessels to comply with new regulations and be able to navigate to additional ports. As of December 31, 2022 and 2021, an amount of $1,370 and $441, respectively, was reclassified to Vessels, net from other non-current assets and related to ballast water treatment equipment paid in a previous period but delivered on the vessels during the years ended December 31, 2022 and 2021.

5. Property and equipment, net

In November 2021, DSS acquired 1/3 of a land owned by a then related party company, to which DSS owned also 1/3, for the purchase price of €1.1 million. The total acquisition cost, including expenses and taxes amounted to $1,358.

The Company owns the land and building of its principal corporate offices in Athens, Greece. Additionally, DSS owns, together with a related party company, another plot of land in the nearby area, acquired for office use. Other assets consist of office furniture and equipment, computer software and hardware and vehicles. The amount reflected in "Property and equipment, net" is analyzed as follows:

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

	Property and Equipment	Accumulated Depreciation	Net Book Value
Balance, December 31, 2020	$ 27,198	$ (5,494)	$ 21,704
- Additions in property and equipment	1,600	-	1,600
- Depreciation for the year	-	(462)	(462)
- Disposal of assets	(529)	529	-
Balance, December 31, 2021	$ 28,269	$ (5,427)	$ 22,842
- Additions in property and equipment			
- Depreciation for the year	667	-	667
Balance, December 31, 2022	-	(546)	(546)
	$ 28,936	$ (5,973)	$ 22,963

6. Long-term debt

The amount of long-term debt shown in the accompanying consolidated balance sheets is analyzed as follows:

	2022	2021
Senior unsecured bond	125,000	125,000
Secured long-term debt	405,120	306,843
Total debt outstanding	$ 530,120	$ 431,843
Less: Deferred financing costs	(7,609)	(8,168)
Total debt, net of deferred financing costs	$ 522,511	$ 423,675
Less: Current long-term debt, net of deferred financing costs, current	(91,495)	(41,148)
Long-term debt, excluding current maturities	$ 431,016	$ 382,527

Senior Unsecured Bond: On September 27, 2018, the Company issued a $100,000 senior unsecured bond maturing in September 2023 of which entities affiliated with executive officers and directors of the Company purchased $16,200 aggregate principal amount of the bond. The bond was fully repurchased and retired on September 27, 2021 upon the exercise of the Company's call option pursuant to the Bond terms discussed below. The bond bore interest at a US Dollar fixed-rate coupon of 9.50% which was payable semi-annually in arrears in March and September of each year. The bond was callable in whole or in parts in three years at a price equal to 103.8% of nominal value; in four years at a price equal to 101.9% of the nominal value and in four and a half years at a price equal to 100% of nominal value. The bond included financial and other covenants and was trading on the Oslo Stock Exchange under the ticker symbol "DIASH01". On July 7, 2020, the Company repurchased $8,000 of nominal value of the bond. On June 22, 2021, the Company refinanced $74,200 of nominal value of the bond at a price equal to 106.25% of nominal value, or $78,838, with a newly issued bond, discussed below. The Company applied the debt modification guidance for the part of the transaction refinanced by existing investors amounting to $73,400 and the debt extinguishment for the remaining $800. An amount of $5,272 consisting of the costs paid to the investors who participated in the refinancing and unamortized deferred fees were deferred over the term of the new bond and an amount of $57 was recorded as loss on debt extinguishment. On September 27, 2021, the Company exercised the call option and redeemed the balance of the bond at the price of 103.8%. In 2021 and 2020, the repurchase of the bond resulted in loss of $880 and gain of $374, respectively, which is included in "(Loss)/gain on extinguishment of debt" in the consolidated statements of operations.

On June 22, 2021, the Company issued a $125,000 senior unsecured bond maturing in June 2026, which refinanced the previous bond. The bond ranks ahead of subordinated capital and ranks the same with all other senior unsecured obligations of the Company other than obligations which are mandatorily preferred by law. Entities affiliated with executive officers and directors of the Company purchased an aggregate of $21,000 principal amount of the bond. The bond bears interest from June 22, 2021 at a US Dollar fixed-rate coupon of 8.375% and is payable semi-annually in arrears in June and December of each year. The bond is callable in whole or in parts in June 2024 at a price equal to 103.35% of nominal value; between June 2025 to December 2025 at a price equal to 101.675% of the nominal value and after December 2025 at a price equal to 100% of nominal value. The bond includes financial and other covenants and is trading at Oslo Stock

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Exchange under the ticker symbol "DIASH02".

Secured Term Loans: Under the secured term loans outstanding as of December 31, 2022, 34 vessels of the Company's fleet are mortgaged with first preferred or priority ship mortgages, having an aggregate carrying value of $722,961. Additional securities required by the banks include first priority assignment of all earnings, insurances, first assignment of time charter contracts that exceed a certain period, pledge over the shares of the borrowers, manager's undertaking and subordination and requisition compensation and either a corporate guarantee by DSI (the "Guarantor") or a guarantee by the ship owning companies (where applicable), financial covenants, as well as operating account assignments. The lenders may also require additional security in the future in the event the borrowers breach certain covenants under the loan agreements. The secured term loans generally include restrictions as to changes in management and ownership of the vessels, additional indebtedness, as well as minimum requirements regarding hull cover ratio and minimum liquidity per vessel owned by the borrowers, or the Guarantor, maintained in the bank accounts of the borrowers, or the Guarantor.

As of December 31, 2022 and 2021, minimum cash deposits required to be maintained at all times under the Company's loan facilities, amounted to $21,000 and $16,500, respectively and are included in "Restricted cash, non-current" in the accompanying consolidated balance sheets. Furthermore, the secured term loans contain cross default provisions and additionally the Company is not permitted to pay any dividends following the occurrence of an event of default. For 2022 and 2021, the weighted average interest rate of the secured term loans was 3.8% and 2.45%, respectively.

As of December 31, 2022 and 2021, the Company had the following agreements with banks, either as a borrower or as a guarantor, to guarantee the loans of its subsidiaries:

Export-Import Bank of China and DnB NOR Bank ASA: On February 15, 2012, the Company drew down a first tranche of $37,450, under a secured loan agreement, which was repayable in 40 quarterly instalments of approximately $628 each and a balloon of $12,332 payable together with the last instalment on February 15, 2022. On May 18, 2012, the Company drew down, under the same agreement, a second tranche of $34,640, which was repayable in 40 quarterly instalments of approximately $581 each and a balloon of $11,410 payable together with the last instalment on May 18, 2022. The loan which bore interest at LIBOR plus a margin of 2.50% per annum was prepaid in full on May 17, 2021, and unamortized costs were written off to "(Loss)/gain on extinguishment of debt" in the 2021 consolidated statement of operations.

Commonwealth Bank of Australia, London Branch: On January 13, 2014, the Company drew down $9,500 under a secured loan agreement, which was repayable in 32 equal consecutive quarterly instalments of $156 each and a balloon of $4,500 payable on January 13, 2022. The loan which bore interest at LIBOR plus a margin of 2.25%, was prepaid in full on May 18, 2021 and unamortized costs were written off to "(Loss)/gain on extinguishment of debt" in the 2021 consolidated statement of operations.

BNP Paribas ("BNP"): On December 19, 2014, the Company drew down $53,500 under a secured loan agreement, to finance part of the acquisition cost of the G. P. Zafirakis and the P. S. Palios maturing on November 30, 2021. The agreement was refinanced on June 29, 2020, to extend the maturity to May 19, 2024. The loan is repayable in equal semi-annual instalments of approximately $1,574 and a balloon of $23,596 payable together with the last instalment. The refinanced loan bears interest at LIBOR plus a margin of 2.5%.

On July 16, 2018, the Company drew down $75,000 under a secured loan agreement with BNP. The loan is repayable in consecutive quarterly instalments of $1,562.5 and a balloon instalment of $43,750 payable together with the last instalment on July 17, 2023. The loan bears interest at LIBOR plus a margin of 2.3%.

Nordea Bank AB, London Branch ("Nordea"): On March 19, 2015, the Company drew down $93,080 under a secured loan agreement, maturing on March 19, 2021. The loan bore interest at LIBOR plus a margin of 2.1%. On May 7, 2020, the loan was refinanced to extend the maturity to March 19, 2022 and on July 29, 2021, the Company entered into a supplemental agreement with Nordea, to extend the loan maturity to March 2024 and to draw down an additional amount of $460. The balance of the refinanced loan, including the additional $460 drawn on July 30, 2021, is repayable in equal consecutive quarterly instalments of $1,862 and a balloon instalment of $26,522 payable together with the last instalment on March 19, 2024, all other terms of the loan remaining the same. In July 2022, the Company prepaid an amount of $4,786, due to the sale of Baltimore to OceanPal (Note 4). Unamortized finance costs relating to the part of the loan prepaid, were

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

written off to "(Loss)/gain on extinguishment of debt" in the 2022 consolidated statement of operations. Following this prepayment, the loan is repayable in equal quarterly instalments of $1,636 and a balloon of $23,313 payable together with the last instalment on March 19, 2024.

On September 30, 2022, the Company entered into a $200 million loan agreement to finance the acquisition price of 9 ultramax vessels (Note 4). The Company drew down $197,236 under the loan, in tranches for each vessel on their delivery to the Company. On December 12, 2022, the Company prepaid $21,937 under the loan, attributed to DSI Andromeda, following the vessel's sale under a sale and leaseback agreement. (Note 7). Unamortized finance costs relating to the part of the loan prepaid, were written off to "(Loss)/gain on extinguishment of debt" in the 2022 consolidated statement of operations. Following this prepayment, the loan is repayable in 20 equal quarterly instalments of an aggregate amount of $3,719, and a balloon amounting to $100,912 payable together with the last instalment on October 11, 2027. The loan bears interest at term SOFR plus a margin of 2.25%. Loan fees amounted to $2,069 presented as contra to debt and commitment fees amounted to $191, included in Interest expense and finance costs in the accompanying 2022 consolidated statement of operations..

ABN AMRO Bank N.V., or ABN: On May 22, 2020, the Company signed a term loan facility with ABN, in the amount of $52,885 to combine two loans outstanding with ABN. Tranche A is payable in consecutive quarterly instalments of $800 each and a balloon instalment of $9,000 payable together with the last instalment on June 28, 2024. The tranche bears interest at LIBOR plus a margin of 2.25%. Tranche B is repayable in equal consecutive quarterly instalments of about $994 each and a balloon of $13,391 payable together with the last instalment on June 28, 2024, and bears interest at LIBOR plus a margin of 2.4%.

On May 20, 2021, the Company, drew down $91,000 under a secured sustainability linked loan facility with ABN AMRO Bank N.V, dated May 14, 2021, which was used to refinance existing loans. The loan was repayable in consecutive quarterly instalments of $3,390 each and a balloon of $23,200 payable together with the last instalment, on May 20, 2026. On August 22, 2022, and following the sale and leaseback agreements of the vessels Santa Barbara and New Orleans, which were mortgaged to secure the loan, the Company prepaid an amount of $30,791, which was the part of the loan attributed to the two vessels. Unamortized finance costs relating to the part of the loan prepaid, were written off to "(Loss)/gain on extinguishment of debt" in the 2022 consolidated statement of operations. Following this prepayment, the loan is repayable in consecutive quarterly instalments of $1,980 and a balloon of $13,553 payable together with the last instalment, on May 20, 2026. The loan bears interest at LIBOR plus a margin of 2.15% per annum, which may be adjusted annually by maximum 10 basis points upwards or downwards, subject to the performance under certain sustainability KPIs.

Danish Ship Finance A/S: On April 30, 2015, the Company drew down $30,000 under a loan agreement, which was repayable in 28 equal consecutive quarterly instalments of $500 each and a balloon of $16,000 payable together with the last instalment on April 30, 2022. The loan which bore interest at LIBOR plus a margin of 2.15% was prepaid in full on May 20, 2021, and unamortized costs were written off to "(Loss)/gain on extinguishment of debt" in the 2021 consolidated statement of operations.

ING Bank N.V.: On November 19, 2015, the Company drew down advance A amounting to $27,950 under a secured loan agreement, which was repayable in 28 consecutive quarterly instalments of about $466 each and a balloon instalment of about $14,907 payable together with the last instalment on November 19, 2022. Advance B amounting to $11,733 was drawn on October 6, 2015, and was repayable in 28 consecutive quarterly instalments of about $293 each and a balloon instalment of about $3,520 payable together with the last instalment on October 6, 2022. The loan which bore interest at LIBOR plus a margin of 1.65% was prepaid in full on May 20, 2021, and unamortized costs were written off to "(Loss)/gain on extinguishment of debt" in the 2021 consolidated statement of operations.

Export-Import Bank of China: On January 4, 2017, the Company drew down $57,240 under a secured loan agreement, which is repayable in equal quarterly instalments of $954, each, until its maturity on January 4, 2032 and bears interest at LIBOR plus a margin of 2.3%.

DNB Bank ASA.: On March 14, 2019, the Company drew down $19,000 under a secured loan agreement, which is repayable in consecutive quarterly instalments of $477.3 and a balloon of $9,454 payable together with the last instalment on March 14, 2024. The loan bears interest at LIBOR plus a margin of 2.4%.

As of December 31, 2022 and 2021, the Company was in compliance with all of its loan covenants.

The maturities of the Company's bond and debt facilities described above as of December 31, 2022, and throughout their term, are shown in the table below and do not include the related debt issuance costs.

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period		Principal Repayment
Year 1	$	93,830
Year 2		112,645
Year 3		26,615
Year 4		161,207
Year 5		119,605
Year 6 and there after		16,218
Total	$	530,120

7. Finance Liabilities

The amount of finance liabilities shown in the 2022 accompanying consolidated balance sheet is analyzed as follows:

		2022
Finance liabilities		142,370
Less: Deferred financing costs		(1,439)
Finance liabilities, net of deferred financing costs	$	140,931
Less: Current finance liabilities, net of deferred financing costs, current		(8,802)
Finance liabilities, excluding current maturities	$	132,129

On March 29, 2022, the Company sold Florida to an unrelated third party for $50,000 (Note 4) and leased back the vessel under a bareboat agreement, for a period of ten years, under which the Company pays hire, monthly in advance. Under the bareboat charter, the Company has the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessel for $16,350, on the expiration of the lease on the tenth year. Issuance costs amounted to $513.

On August 17, 2022, the Company entered into two sale and leaseback agreements with two unaffiliated Japanese third parties for New Orleans and Santa Barbara, for an aggregate amount of $66,400. The vessels were delivered to their buyers on September 8, 2022 and September 12, 2022, respectively and the Company chartered in both vessels under bareboat charter parties for a period of eight years, each, and has purchase options beginning at the end of the third year of each vessel's bareboat charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessels for $13,000, each, on the expiration of each lease on the eighth year. Issuance costs amounted to $665.

On December 6, 2022, the Company sold DSI Andromeda to an unrelated third party for $29,850 (Note 4) and leased back the vessel under a bareboat agreement, for a period of ten years, under which the Company pays hire, monthly in advance. Under the bareboat charter, the Company has the option to repurchase the vessel after the end of the third year of the charter period, or each year thereafter, until the termination of the lease, at specific prices, subject to irrevocable and written notice to the owner. If not repurchased earlier, the Company has the obligation to repurchase the vessel for $8,050, on the expiration of the lease on the tenth year. Issuance costs amounted to $354.

Under the bareboat charter parties, the Company is responsible for the operation and maintenance of the vessels and the owner of the vessels shall not retain any control, possession, or command of the vessel during the charter period.

The Company determined that, under ACS 842-40 Sale and Leaseback Transactions, the transactions are failed sales and consequently the assets were not derecognized from the financial statements and the proceeds from the sale of the vessels were accounted for as financial liabilities. As of December 31, 2022, the weighted average remaining lease term of the above lease agreements was 8.69 years and the average interest rate was 4.61%.

As of December 31, 2022, and throughout the term of the leases, the Company has annual finance liabilities as shown in the table below:

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

Period	Principal Repayment	
Year 1	$	9,033
Year 2		9,437
Year 3		9,808
Year 4		10,224
Year 5		10,661
Year 6 and there after		93,207
Total	$	142,370

8. Commitments and Contingencies

a) Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. The Company accrues for the cost of environmental and other liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. The Company's vessels are covered for pollution in the amount of $1 billion per vessel per incident, by the P&I Association in which the Company's vessels are entered. In 2022, the Company recorded a gain of $1,789 from insurance recoveries received from its insurers for claims covered under its insurance policies, which is separately presented as insurance recoveries in the accompanying 2022 consolidated statement of operations.

b) In February 2021, DWM, as managers of the vessel Protefs, entered into a plea agreement with the United States pursuant to which DWM, plead guilty for alleged violations of law concerning maintenance of books and records and the handling of oil wastes of the vessel Protefs. On September 23, 2021, in the sentencing hearing of the Protefs case, the judge accepted DWM's guilty pleas and among others, imposed to DWM a fine of $2,000 which was paid by the Company. An amount of $1,000 of this fine was recorded as due from DWM (Note 3(c) and as of December 31, 2021, the receivable was decreased by a provision for credit losses (Note 2(z)). In 2022 the provision was reversed as the full amount was recovered.

c) Pursuant to the sale and lease back agreements signed between the Company and its counterparties, the Company has purchase obligations to repurchase the vessels Florida, Santa Barbara, New Orleans and DSI Andromeda upon expiration of their lease contracts, as described in Note 7.

d) As of December 31, 2022, the Company's vessels, owned and chartered-in, were fixed under time charter agreements, considered operating leases. The minimum contractual gross charter revenue expected to be generated from fixed and non-cancelable time charter contracts existing as of December 31, 2022 and until their expiration was as follows:

Period	Amount	
Year 1	$	163,438
Year 2		22,980
Year 3		9,454
Year 4		9,454
Year 5		725
Total	$	206,051

9. Capital Stock and Changes in Capital Accounts

a) Preferred stock: As of December 31, 2022, and 2021, the Company's authorized preferred stock consists of 25,000,000 shares (all in registered form), par value $0.01 per share, of which 1,000,000 shares are designated as Series A Participating Preferred Shares, 5,000,000 shares are designated as Series B Preferred Shares, 10,675 shares are designated as Series C Preferred Shares and 400 are designated as Series D Preferred Shares. As of December 31, 2022 and 2021, the Company had zero Series A Participating Preferred Shares issued and outstanding.

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

b) Series B Preferred Stock: As of December 31, 2022, and, 2021, the Company had 2,600,000 Series B Preferred Shares issued and outstanding with par value $0.01 per share, at $25.00 per share and with liquidation preference at $25.00 per share. Holders of Series B Preferred Shares have no voting rights other than the ability, subject to certain exceptions, to elect one director if dividends for six quarterly dividend periods (whether or not consecutive) are in arrears and certain other limited protective voting rights. Also, holders of Series B Preferred Shares, rank prior to the holders of common shares with respect to dividends, distributions and payments upon liquidation and are subordinated to all of the existing and future indebtedness.

Dividends on the Series B Preferred Shares are cumulative from the date of original issue and are payable on the 15th day of January, April, July and October of each year at the dividend rate of 8.875% per annum, or $2.21875 per share per annum. For 2022, 2021 and 2020 dividends on Series B Preferred Shares amounted to $5,769, $5,769 and $5,769, respectively. Since February 14, 2019, the Company may redeem, in whole or in part, the Series B Preferred Shares at a redemption price of $25.00 per share plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declaredd.

c) Series C Preferred Stock: As of December 31, 2022, and, 2021, the Company had 10,675 shares of Series C Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series C Preferred Stock votes with the common shares of the Company, and each share entitles the holder thereof to 1,000 votes on all matters submitted to a vote of the shareholders of the Company. The Series C Preferred Stock has no dividend or liquidation rights and cannot be transferred without the consent of the Company except to the holder's affiliates and immediate family members.

d) Series D Preferred Stock: As of December 31, 2022, and, 2021, the Company had 400 shares of Series D Preferred Stock, issued and outstanding, with par value $0.01 per share, owned by an affiliate of its Chief Executive Officer, Mrs. Semiramis Paliou. The Series D Preferred Stock is not redeemable and has no dividend or liquidation rights. The Series D Preferred Stock vote with the common shares of the Company, and each share of the Series D Preferred Stock entitles the holder thereof to up to 100,000 votes, on all matters submitted to a vote of the shareholders of the Company, subject to a maximum number of votes eligible to be cast by such holder derived from the Series D Preferred Shares and any other voting security of the Company held by the holder to be equal to the lesser of (i) 36% of the total number of votes entitled to vote on any matter put to shareholders of the Company and (ii) the sum of the holder's aggregate voting power derived from securities other than the Series D Preferred Stock and 15% of the total number of votes entitled to be cast on matters put to shareholders of the Company. The Series D Preferred Stock is transferable only to the holder's immediate family members and to affiliated persons or entitiesy.

e) Issuance and Repurchase of Common Shares: In February 2020, the Company repurchased, in a tender offer 3,030,303 shares of its common stock at a price of $3.30 per share and in March 2020, repurchased 1,088,034 shares of common stock under its share repurchase plan authorized in May 2014, at an average price of $1.72 per share. The aggregate cost of the shares repurchased amounted to $11,999, including expenses. In February 2021, the Company repurchased in a tender offer 6,000,000 shares at the price of $2.50 per share. In August 2021, the Company repurchased, in another tender offer, 3,333,333 shares, at a price of $4.50 per share and in December 2021, repurchased 3,529,411 shares at a price of $4.25 per share. The aggregate cost of the share repurchases was $45,369, including expenses. In 2022, the Company issued under its ATM program 877,581 shares of common stock, at an average price of $6.27 per share and received net proceeds of $5,322. During 2022, the Company repurchased under its share repurchase program 820,000 shares of common stock, at an average price of $4.56 per share, for an aggregate cost of $3,799, including expenses. In addition, during the fourth quarter, the Company issued 16,453,780 common shares to Sea Trade (Note 4), upon exercise by Sea Trade of the eight out of nine warrants mentioned in (i) below, for the acquisition of eight vessels, at an average price of $4.13.

f) Dividend on Common stock: : On March 21, 2022, the Company paid a dividend on its common stock of $0.20 per share, to its shareholders of record as of March 9, 2022. On June 17, 2022, the Company paid a dividend on its common stock of $0.25 per share, to its shareholders of record as of June 6, 2022. On August 19, 2022, the Company paid a dividend on its common stock of $0.275 per share, to its shareholders of record as of August 8, 2022. On December 15, 2022, the Company paid a dividend on its common stock of $0.175 per share, to its shareholders of record as of November 28, 2022. During 2022, the Company paid total cash dividends on common stock amounting to $79,812.

g) Dividend in Kind: On December 15, 2022, the Company distributed the Company's investment in the Series D Preferred Shares of

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

OceanPal in the form of a stock dividend amounting to $18,189, or $0.18 per share, to its shareholders of record as of November 28, 2022 (Notes 3(f) and 4). On November 29, 2021, the Company distributed to its shareholders of record on November 3, 2021, the common stock of OceanPal, acquired in a spin-off, amounting to $40,509 (Note 3(d)).

h) Incentive Plan: On February 25, 2022, the Company's Board of Directors approved the award of 1,470,000 shares of restricted common stock to executive management and non-executive directors, pursuant to the Company's Equity Incentive Plan, as annual bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $6,101. The cost of these awards will be recognized in income ratably over the restricted shares vesting period which will be 3 years. As of December 31, 2022, 15,194,759 shares remained reserved for issuance according to the Company's incentive plan.

Restricted stock in 2022, 2021 and 2020 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2019	3,833,233	$ 3.63
Granted	2,200,000	2.72
Vested	(3,610,221)	3.52
Outstanding at December 31, 2020	2,423,012	$ 2.95
Granted	8,260,000	2.85
Vested	(1,168,363)	3.20
Outstanding at December 31, 2021	9,514,649	$ 2.83
Granted	1,470,000	4.15
Vested	(3,118,060)	2.86
Outstanding at December 31, 2022	7,866,589	$ 3.07

The fair value of the restricted shares has been determined with reference to the closing price of the Company's stock on the date such awards were approved by the Company's board of directors. The aggregate compensation cost is being recognized ratably in the consolidated statement of operations over the respective vesting periods. In 2022, 2021, and 2020, compensation cost amounted to $9,282, $7,442, and $10,511, respectively, and is included in "General and administrative expenses" presented in the accompanying consolidated statements of operations.

As of December 31, 2022 and 2021, the total unrecognized cost relating to restricted share awards was $16,873 and $20,054, respectively. As of December 31, 2022, the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.54 years.

i) Warrants: On August 11, 2022, the Company issued nine warrants to Sea Trade (Note 4) that permitted the holder to purchase from the Company 18,487,393, at $0.01 per share, each exercisable on the delivery of each vessel from Sea Trade to the Company. The warrants would expire and no longer be exercisable upon the earlier of the termination date of each memorandum of agreement and the date before the delivery date of a vessel if a registration statement had not been declared effective. The holder of the warrants would not be considered a shareholder prior to the issuance of the shares. As of December 31, 2022, there was only one warrant not exercised by Sea Trade as one vessel had not been delivered to the Company (Note 15). The Company did not receive any proceeds from the exercise of the warrants by Sea Trade and the exercise price of the shares issued was included in the price of the vessels acquired.

10. Voyage expenses

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2022	2021	2020
Commissions	$ 14,412	$ 10,794	$ 8,310
(Gain)/loss from bunkers	(8,100)	(5,955)	3,708
Port expenses and other	630	731	1,507
Total	$ 6,942	$ 5,570	$ 13,525

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

11. Interest and Finance Costs

The amounts in the accompanying consolidated statements of operations are analyzed as follows:

	2022	2021	2020
Interest expense, debt	$ 21,983	$ 18,067	$ 20,163
Finance liabilities interest expense	2,735	-	-
Amortization of debt and finance liabilities issuance costs	2,286	1,865	1,066
Loan and other expenses	415	307	285
Total	$ 27,419	$ 20,239	$ 21,514

12. Earnings/(loss) per Share

All common shares issued (including the restricted shares issued under the Company's incentive plans) are the Company's common stock and have equal rights to vote and participate in dividends. The calculation of basic earnings/(loss) per share does not treat the non-vested shares (not considered participating securities) as outstanding until the time/service-based vesting restriction has lapsed. Incremental shares are the number of shares assumed issued under the treasury stock method weighted for the periods the non-vested shares were outstanding. In 2022 and 2021, there were 3,257,861 and 3,735,059 incremental shares, respectively, included in the denominator of the diluted earnings per share calculation. In 2020, incremental shares were not included in the calculation of the diluted earnings per share, as the Company incurred losses and the effect of such shares would be anti-dilutive.

Profit or loss attributable to common equity holders is adjusted by the amount of dividends on Series B Preferred Stock as follows:

	2022	2021	2020
Net income/(loss)	$ 119,063	$ 57,394	$ (134,197)
Dividends on series B preferred shares	(5,769)	(5,769)	(5,769)
Net income/(loss) attributed to common stockholders	$ 113,294	$ 51,625	$ (139,966)
Weighted average number of common shares, basic	80,061,040	81,121,781	86,143,556
Incremental shares	3,257,861	3,735,059	-
Weighted average number of common shares, diluted	83,318,901	84,856,840	86,143,556
Earnings/(loss) per share, basic	$ 1.42	$ 0.64	$ (1.62)
Earnings/(loss) per share, diluted	$ 1.36	$ 0.61	$ (1.62)

13. Income Taxes

Under the laws of the countries of the companies' incorporation and / or vessels' registration, the companies are not subject to tax on international shipping income; however, they are subject to registration and tonnage taxes, which are included in vessel operating expenses in the accompanying consolidated statements of operations.

The vessel-owning companies with vessels that have called on the United States are obliged to file tax returns with the Internal Revenue Service. However, pursuant to the Internal Revenue Code of the United States, U.S. source income from the international operations of ships is generally exempt from U.S. tax. The applicable tax is 50% of 4% of U.S.-related gross transportation income unless an exemption applies. The Company and each of its subsidiaries expects it qualifies for this statutory tax exemption for the 2022, 2021 and 2020 taxable years, and the Company takes this position for United States federal income tax return reporting purposes.

14. Financial Instruments and Fair Value Disclosures

Interest rate risk and concentration of credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and trade accounts receivable. The ability and willingness of each of the Company's counterparties to perform their obligations under a contract depend upon a number of factors that are beyond the Company's control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the shipping industry and charter hire rates. The Company's credit risk with

financial institutions is limited as it has temporary cash investments, consisting mostly of deposits, placed with various qualified financial institutions and performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and by receiving payments of hire in advance. The Company, generally, does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.

In 2022, 2021 and 2020, charterers that individually accounted for 10% or more of the Company's time charter revenues were as follows:

Charterer	2022	2021	2020
Cargill International SA	19%	10%	18%
Koch Shipping PTE LTD. Singapore	15%	*	16%

*Less than 10%

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings. Currently, the company does not have any derivative instruments to manage such fluctuations.

Fair value of assets and liabilities

The carrying values of financial assets reflected in the accompanying consolidated balance sheet, approximate their respective fair values due to the short-term nature of these financial instruments. The fair value of long-term bank loans with variable interest rates approximates the recorded values, generally due to their variable interest rates.

Fair value measurements disclosed

As of December 31, 2022, the Bond having a fixed interest rate and a carrying value of $125,000 (Note 6) had a fair value of $120,525 determined through the Level 1 input of the fair value hierarchy as defined in FASB guidance for Fair Value Measurements.

On September 20, 2022, the Company acquired 25,000 Series D Preferred Shares of OceanPal, par at $17,600, determined through Level 2 inputs of the fair value hierarchy by taking into consideration a third-party valuation which was based on the income approach, taking into account the present value of the future cash flows the Company expects to receive from holding the equity instrument.

On December 15, 2022, the Company distributed the Series D Preferred Shares as non-cash dividend and measured their fair value on the date of declaration at $18,189. Their fair value was determined through Level 2 inputs of the fair value hierarchy, by using the income approach, taking into account the present value of the future cash flows, the holder of shares would expect to receive from holding the equity instrument which resulted in gain of $589 (Note 3(f).

Other Fair value measurements:

Description (in thousands of US Dollars)	December 31, 2021	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Non-recurring fair value measurements			
Investments in related parties (1)	7,575		7,575

Description (in thousands of US Dollars)	December 31, 2022	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)
Non-recurring fair value measurements			
Long-lived assets held for use (2)	67,909	67,909	
Total non-recurring fair value measurements	67,909	67,909	-

(Expressed in thousands of U.S. Dollars – except share, per share data, unless otherwise stated)

(1) On November 29, 2021, Series B preferred shares and Series C preferred shares were recorded at $5 and $7,570, respectively, being the fair value of the shares on the date of issuance to the Company by OceanPal (Note 3(f)).

(2) During the fourth quarter of 2022, the Company took delivery of eight vessels under its master agreement with Sea Trade, acquired for the purchase price of $263,719, of which $195,810 was paid in cash and $67,909 was paid through newly issued common stock (Note 4). The fair value of the common shares issued to Sea Trade was determined based on the closing price of the Company's shares on the date of delivery of each vessel, which was also the date of issuance of such shares.

15. Subsequent Events

a) Series B Preferred Stock Dividends: On January 17, 2023, the Company paid a quarterly dividend on its series B preferred stock, amounting to $0.5546875 per share, or $1,442, to its stockholders of record as of January 13, 2023.

b) Sale of vessels and loan prepayments: On January 23, 2023, the Company, through a wholly owned subsidiary, entered into an agreement with an unrelated third party to sell the vessel *Aliki* for the sale price of $15,080. The vessel was delivered to her new owners on February 8, 2023. Additionally, on February 1, 2023, the Company, through a wholly-owned subsidiary, entered into an agreement with OceanPal, a related party company, to sell the vessel *Melia* for the sale price of $14,000, of which $4,000 in cash and $10,000 through 13,157 of OceanPal Series D Preferred Shares. The vessel was delivered to her new owners on February 8, 2023. The sale of the vessels resulted in gain. On February 2, 2023, the Company prepaid $8,134 under one of its loan agreements with Nordea, being the part of the loan secured by *Melia* and *Aliki*, and the repayment schedule was adjusted accordingly.

c) Delivery of Ultramax vessel: On January 30, 2023, the Company took delivery of the ninth Ultramax dry bulk vessel, under the Company's agreement with Sea Trade and issued 2,033,613 common shares to Sea Trade, at $0.01 par value per share (Note 4), having a fair value of $7,809, based on the closing price of the Company's stock on the date of delivery, determined through Level 1 account hierarchy.

d) Acquisition of Ultramax vessel: On February 14, 2023, the Company signed a Memorandum of Agreement to acquire from an unaffiliated third party the m/v *Nord Potomac*, a 2016 built Ultramax dry bulk vessel, for a purchase price of $27,900, of which the Company paid a 10% advance of the purchase price. The Company anticipates taking delivery of the vessel by the beginning of April 2023.

e) Restricted share awards: On February 22, 2023, the Company's Board of Directors approved the award of 1,750,000. shares of restricted common stock to executive management and non-executive directors, pursuant to the Company's amended plan, as annual bonus. The fair value of the restricted shares based on the closing price on the date of the Board of Directors' approval was $7,945. The cost of these awards will be recognized ratably over the restricted shares vesting period which will be 3 years.

f) Loan prepayment: On March 14, 2023, the Company prepaid $11,841 being the outstanding balance of its loan with DNB Bank (Note 6).

g) Dividend on Common Stock and Dividend in Kind: On March 20, 2023, the Company paid a quarterly dividend on its common stock of $0.15 per share, or $15,965, to shareholders of record as of March 13, 2023 based on the Company's results of operations during the fourth quarter ended December 31, 2022. The Company will also distribute on May 16, 2023, to its shareholders of record on April 24, 2023, the 13,157 Series D Preferred Shares of OceanPal Inc. acquired as part of the non-cash consideration of the sale of Melia described in (b) above.


PHILADELPHIA
PHILADELPHIA
MAJURO

Directors and Executive Officers:

Semiramis Paliou
Director and Chief Executive Officer

Simeon Palios
Chairman of the Board of Directors

Anastasios Margaronis
Director and President

Ioannis Zafirakis
Director, Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary

Eleftherios Papatrifon
Director

Maria Dede
Chief Accounting Officer

Margarita Veniou
Chief Corporate Development, Governance and Communications Officer

Maria-Christina Tsemani
Chief People Officer

Kyriacos Riris
Non-Executive Director

Apostolos Kontoyannis
Non-Executive Director

Konstantinos Fotiadis
Non-Executive Director

Konstantinos Psaltis
Non-Executive Director

Simon Morecroft
Non-Executive Director

Jane Chao
Non-Executive Director

Corporate Offices:

Diana Shipping Inc.
16, Pendelis Str.
175 64 Palaio Faliro
Athens, Greece
T: +30 210 9470 100
E: info@dianashippinginc.com

Stock Listing
Diana Shipping Inc.'s stock is traded on the New York Stock Exchange under the symbol "DSX".

Diana Shipping Inc.'s Series B Cumulative Redeemable Perpetual Preferred Shares are traded on the New York Stock Exchange under the symbol "DSXPRB".

Diana Shipping Inc.'s Senior Unsecured Bonds due 2026 are traded on the Oslo Børs Stock Exchange under the symbol "DIASH02".

TRANSFER AGENT AND REGISTRAR

Computershare
P.O. Box 358015
Pittsburgh, PA 15252-8015
or
480 Washington Boulevard
Jersey City, NJ 07310
Toll Free Number: +1 800 231 5469
Outside of US: +1 201 680 6578
www.bnymellon.com/shareowner/equityaccess

LEGAL COUNSEL

Seward and Kissel LLP
One Battery Park Plaza
New York, NY 10004
T: +1 212 574 1200

INDEPENDENT AUDITORS

Ernst & Young (Hellas)
Certified Auditors-Accountants S.A
Chimarras 8B
151 25 Maroussi
Greece
T: +30 210 288 6000

SHAREHOLDER/CORPORATE INFORMATION

Any shareholder, investor, or analyst seeking further information may contact:

CORPORATE CONTACT

Ioannis Zafirakis
Director, Chief Financial Officer,
Chief Strategy Officer, Treasurer and Secretary
Pendelis 16
17564 Palaio Faliro
Athens, Greece
T: +30 210 9470100
E: izafirakis@dianashippinginc.com

INVESTOR AND MEDIA RELATIONS:

Edward Nebb
Comm-Counsellors, LLC
724 Valley Road
New Canaan, Connecticut 06840
T: + -203 972 8350
E: enebb@optonline.net

WEBSITE

Press releases, fleet information, stock quotes, corporate investor information, and SEC filings can allbe accessed on the company's website

www.dianashippinginc.com.

DIANA SHIPPING INC.
16, Pendelis Str.
175 64 P. Faliro, Athens, Greece
T.: +30 210 9470 100
F: +30 210 9470 101

www.dianashippinginc.com